02051471

EXECUTION COPY

PE 8/1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 1 9 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

PROCESSED
AUG 2 0 2002
THOMSON FINANCIAL

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

1. an English summary of an interim report for the period from January 1, 2002 to June 30, 2002 submitted to the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on August 14, 2002; and

2. a copy of a press release dated August 14, 2002, relating to the Company's announcement of the results of its operations for the second quarter of 2002.

Interim Report

(For the period from January 1, 2002 through June 30, 2002)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this interim report.

August 14, 2002

Company Name	:	Hanaro Telecom, Inc.
President & CEO	:	Yun-Sik Shin
Head Office	:	Kukje Electronics Center Building, 23rd Floor, Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-2380

This is an English-language summary of the Company's interim report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The interim financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis and have not been audited. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

Forward-Looking Statements

This interim report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I. Company Information

1. Objectives of the Company

A) Scope of Business

- Provide local telephony services;
- Lease telecommunications lines and facilities related thereto;
- Establish, own and operate telecommunications networks;
- Manufacture, sell and supply equipment and/or machines incidental or conductive to telecommunications business;
- Research and develop technologies related to telecommunications;
- Initiate future communications business;
- Lease communication bureau buildings, and facilities thereof, incidental to telecommunications business ; and
- Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.

2. History of the Company

A) Major changes

i) Date of establishment: September 23, 1997

ii) Address of head office: Kukje Electronics Center Building, 24th Floor, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

iii) Status on head office and branch offices

Name	Place	Important Business Activities
Head Office	Seoul	Overall management
Kangnam branch	Seoul	● Sales planning and management ● Sales and promotion activities ● Installation, operation and management of telecommunications facilities ● Building telecommunications infrastructure ● Budget planning, asset management, general
Kangbuk branch	Seoul	
Kyunggibuk branch	Kyunggi	
Incheon branch	Incheon	
Kyungginam branch	Kyunggi	
Chungchung branch	Taejeon	
Kyungbuk branch	Taegu	
Honam branch	Kwangju	

Busan branch	Busan	administration
Kangwon branch	Kangwon	

iv) Status on board of directors (See page 78, "Board of Directors")

v) Changes in the Largest Shareholder

- From the inception to December 8, 1999: Dacom Corporation
- From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company
- Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group)

vi) Material changes in objectives of the Company

Before change	After change
Lease realty and affiliated facilities	Lease communication bureau buildings, and facilities incidental to telecommunications business
Advertising and publishing business	Deleted

* The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998

vii) Other material events

Date	Changes
Sep. 1997	First general meeting of shareholders convened
Feb. 1998	Secured telephone codes for providing local telephony services
Feb. 1998	Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
Jun. 1998	Registered as a special service provider (Internet phone, etc.)
Oct. 1998	Launched high speed Internet access services through CATV
Apr. 1999	Launched local telephony services and high-speed Internet access services in four major cities
Dec. 1999	Obtained perpetual license to provide leased line services
Mar. 2000	Listed 24 million ADRs on NASDAQ
May 2000	Opened Internet Data Center, N-GENE
May 2000	Launched intelligent network service (i.e. toll-free service)
July 2000	Commercial LMDS service launched
Feb. 2002	Commercial Hanafos Anyway (Wireless LAN) service launched

viii) Material telecommunications facilities owned by the Company

(Unit: in millions of Won)

Description	Item	Date of Acquisition	Acquisition Amount
Information Center	Uijeongbu Switching Office	Feb. 02	5,629
Switches	Backbone N/W	Feb. 02	3,908
	Telephone exchange (PSTN)	Mar. 02	1,521
	Routers	Apr. 02	1,454
	VoIP Equipment	May. 02	1,265
Network facilities	Hanafos e-valley service equipment	Feb. 02	1,367
	CATV Modem	Mar. '02	17,006
	FTTO/C Equipments	Mar. 02	9,665
	ADSL Modem	Mar. 02	4,514
	CATV Equipment (T-LAN 600)	Mar. 02	2,400
	CATV Equipments (CMTS)	Mar. 02	18,370
	Backbone Equipment DWDM	Mar. 02	2,849
	FTTO/C Fiber Optic Equipment	Mar. 02	7,702
	Hanafos e-valley service equipment	Apr. 02	1,331
	High Ban Equipment	May. 02	1,732
	Backbone Equipment (DWDM)	May. '02	1,076
	Backbone Equipment (WDM)	May. '02	2,284
	HFC Home-LAN Equipment	Jun. 02	1,963
Others	Disk	Apr 02	1,830
	Disk Storage	May. 02	1,830

B) Designated as a large conglomerate group

i) Name of the group : Hanaro Telecom, Inc.

ii) Changes in subsidiary

- Sep '97: Established Hanaro Telecom, Inc.
- Feb '98: Established Hanaro Realty Development & Management Co., Ltd.
- Oct '98: Established Hanaro Customer Service, Inc.
- Jan '00: Acquisition of Hanaro Web ⓝ TV
- Mar '00: Acquisition of M-commerce Co., Ltd. (as of 51%)
- Mar '00: Established Hanaro Interdesk Co., Ltd.
- July '00: Established Hanaro Technologies, Inc.
- Dec '01: Acquisition of controlling stake in Dreamline Co., Ltd.
- Jan '01: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)
- Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies. (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

iii) Status on affiliated companies (as of August 14, 2002)

- Hanaro Telecom, Inc. (Listed)
- Dreamline Co., Ltd. (Listed)
- Hanaro Web ⓝ TV Co., Ltd (Unlisted)
- Hanaro Realty Development & Management Co., Ltd (Unlisted)
- Hanaro Telephone & Internet Information, Inc (Unlisted)
- Hanaro Technologies, Inc (Unlisted)
- HanaroDream Corp. (Unlisted)
- M-commerce Co., Ltd. (Unlisted)

iv) Regulation

- "Business Group subject to Restrictions on Debt Guarantees" and "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade
  a. Designated on April 1, 2002
  b. Summary of regulation
    - Cross-ownership among affiliates prohibited
    - Limit on guarantee provision to affiliated companies
    - Board approval and public disclosure of large-scale internal trading required
    - Reporting of shareholding and guarantee obligation status

3. Changes in paid-in capital

A) Changes in paid-in capital

(Unit: share, Won /share, in billion of Won)

Date	Offering Type	Changes in paid-in Capital				
		Kind of Shares	Number of Shares Issued	Par Value	Offering Price	Cumulative Paid-In Capital
1997.9.26	Initial Shares	Common Stock	120,082,200	5,000	5,000	600.4
1998.1.22	Right Issue	Common Stock	19,917,800	5,000	5,000	700.0
1998.10.2	Right Issue	Common Stock	44,012,222	5,000	5,800	920.0
1999.8.5.	Right Issue	Common Stock	55,987,778	5,000	11,800	1,200.0
2000.3.29	Issue of ADR	Common Stock	24,000,000	5,000	US$15.51	1,320.0
2002.3.20	Exercise of warrants	Common Stock	2,990,394	5,000	5,000	1,335.0
2002.3.22	Exercise of warrants	Common Stock	4,226,094	5,000	5,000	1,356.1
2002.3.27	Exercise of warrants	Common Stock	2,718,540	5,000	5,000	1,369.7
2002.3.28	Exercise of warrants	Common Stock	3,286,962	5,000	5,000	1,386.1
2002.3.29	Exercise of warrants	Common Stock	2,100,690	5,000	5,000	1,396.6

B) Expected changes in capital

1. Issuance of Bonds with Warrants
   a. Date of Board Resolution: February 16, 2001
   b. Specifics of expected changes
   - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006
   - On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full
   - As of August 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320
   - As of August 14, 2002, amount of capital increase upon the exercise of warrants: KRW46,957 million
   - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)
   - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001
   - As of August 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

2. Issuance of Convertible Bonds

a. Date of Board Resolution: December 21, 2001

b. Specifics of expected changes

- Cause: Issuance of Convertible Bonds amounting to KRW 27,800,000,000 for acquisition of shares of Dreamline from Cheil Jedang and Jae-Hyun Lee
- As of August 14, 2002, number of shares to be issued upon conversion of the bonds: 5,560,000
- Expected amount of capital increase: KRW27,800 million
- Convertible price: KRW5,000

3. Issuance of Bonds with Warrants

a. Date of Board Resolution: February 19, 2002

b. Specifics of expected changes

- Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007
- As of August 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710
- As of August 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW19,818 million
- Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

C) Convertible Bonds

	Zero coupon bonds	Remarks
Date of issuance	Dec. 24, 2001	-
Total face value	KRW 27,800,000,000	-
Type of offering	Private placement	-
Convertible period	Dec. 24, 2002- Dec. 23, 2004	-
Convertible ratio	100%	
Convertible price,	KRW 5,000	
Type of shares to be issued	Registered common stock	-
Amount of remaining convertible bonds	KRW 27,800,000,000	
Shares to be converted	5,560,000	

D) Bonds with Warrants

	13th Zero coupon bonds	18th Zero coupon bonds	Total
Date of issuance	March 6, 2001	February 26, 2002	-
Total face value	KRW 123,570,000,000	KRW 132,120,000,000	
Type of offering	Public offering	Public offering	-
Exercise period	Jun. 6, 2001- Feb. 6, 2006	May. 26, 2002 – Jan. 26. 2007	-
Exercise price	KRW 5,000	KRW 5,977	-
Type of shares to be issued	Registered common stock	Registered common stock	-
Amount of exercised warrants	KRW 76,613,400,000	-	KRW 76,613,400,000
Shares issued upon exercise of warrants	15,322,680	-	15,322,680
Amount of remaining warrants	KRW 46,956,600,000	KRW 19,817,999,704	KRW 66,774,599,704
Number of shares to be issued upon exercise	9,391,320	3,315,710	12,707,030

Note) The initial exercise price of 18th Zero coupon bonds was adjusted from KRW7,388/share to KRW5,977/share on May 27, 2002. The 13th Zero coupon bonds has been repaid and the amount of remaining warrants represents the balance of warrants to be exercised.

4. Number of shares issued

A) Total number of shares issued (As of August 14, 2002)

(Unit: share)

Number of authorized shares	Number of shares issued and outstanding
480,328,800	279,322,680

B) Descriptions of the shares issued and outstanding (As of August 14, 2002,)

(Unit: share, Won)

Type	Number of shares outstanding	Amount of paid-in capital	Remark
Registered Common Stock	279,322,680	1,396.613,400	Par value: KRW5,000/share

C) Stock option (As of June 30, 2002)

The Company granted stock purchase options to its officers and employees by a resolution of general shareholders meeting held in 1999 & 2000. (Unit: share)

To	Share type for the option	Number of option	Outstanding
Officers	Common Stock	331,100	331,100
Employees	Common Stock	1,610,466	1,479,542
Total		1,941,566	1,810,642

Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

D) Shares owned by employees (Employees Stock Ownership Association)

(Unit: share)

Type	Beginning of 2002	Changes in 1H 2002	As of Jun. 30, 2002
Common Stock	1,745,777	-69,416	1,676,361
Total	1,745,777	-69,416	1,676,361

5. Description on voting rights (As of December 31, 2001)

(Unit: share)

Description	Number of shares
1. Shares with voting right (one vote for each share)	264,000,000
a. Total outstanding shares	264,000,000
2. Shares with restricted voting right[1]	41,989,694
3. Shares with unrestricted voting right	222,010,306

1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. At the end of December 2001, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 41,989,694 shares had restricted voting right to elect members of audit committee.

2) During March 2002, 15,322,680 shares were issued upon exercise of warrants and 39,691,294 shares had restricted voting right to elect members of audit committee when the shares issued upon exercise of warrant are included shares of warrants exercised.

6. Dividend

(Unit: share, KRW)

Description	2001	2000	1999	1998
Net Income (in millions Won)	-244,113	-299,118	-70,901	29,468
EPS (KRW/Share)	-925	-1,160	-343	197
Dividend		-	-	-

Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

Ⅱ. Business

1. Introduction

A) Current status of the industry

(1) Characteristics of the industry

The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services.

The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. Unlike the fixed-line market, broadband Internet access services market of ADSL and cable modem has experienced rapid growth.

As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.

Competition in Major Communications Service Markets in Korea

Service	Number of Service Provider	Service Provider
Local Telephony Service	2	KT, Hanaro Telecom
Long Distance Service	3	KT, Dacom, Onse Telecom
International Call Service	3	KT, Dacom, Onse Telecom
Mobile Service	1	SK Telecom
PCS Service	2	KT Freetel, LG Telecom

The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

O Internet and mobile phone services are leading the changes in the communications industry.

- Due to the increasing Internet usage, demand for data traffic has increased significantly.
- Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

  * As of June 30, 2002, mobile subscribers reached 30.89 million, which means that 1 out of 1.5 in the population is using a mobile phone. (Source: Ministry of Information and Communication)

O Integration of communications and broadcasting services

- Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

  * In the case of a local loop, the existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and the wireless local loop (WLL))
- The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

O Integration of fixed line and wireless communications

- Various wireless services will be integrated into IMT-2000 service
- Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.
- Multiple services can be provided over the same network, and whether a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

O Liberalization and globalization of the communications market

Under the WTO system, global competition transcending national borders has begun.

- Numerous business partnerships and alliances are forged between communications service providers in the world while alliances, mergers and acquisitions are seen everywhere in the industry.

  * They pursue to strengthen competitiveness by achieving economy of scale and scope.

O Cost reduction and new technology development

- Due to continued competition, efforts to develop new technologies and new services are accelerating.
- Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2) Growth potential of the industry

Growth, competition and privatization are the keywords in today's communications market. The communications industry is the fastest growing industry and in 2000, it recorded revenues of KRW145.2 trillion, and it grew to KRW 150.5 trillion as end of 2001. The industry accounted for 27.2% of GDP in 2001 compared to 7.2% in 1991. *(Source: , Korea Information Society Development Institute)*

The Information industry revenue compare to GDP

(Unit : in trillions of Won)

	2002	2003	2004	2005	2006
Rev of Info Industry	172.1	196.3	228.6	248.6	275.8
Growth rate (%)	14.4%	14.1%	16.5%	8.7%	10.9%
GDP	590.4	629.9	672.1	717.2	765.2
Growth rate (%)	6.7%	6.7%	6.7%	6.7%	6.7%
Portion (%)	29.1%	31.2%	34.0%	34.7%	36.0%

(Source : Korea Information Society Development Institute)

Network services market was worth KRW23.440 trillion in 2000, and is forecasted to reach KRW29.364 trillion in 2006 with an annual growth rate of 4.6%. *(Source: Korea Information Society Development Institute)*

(a) Growth potential of the industry as a whole

After experiencing breathtaking growth during the 1970s and 1980s, Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as of the end of 2001 achieved 48.0 voice telephony subscribers and 61.4 mobile subscribers per 100 Korean people, almost the same percentage as in many advanced countries. However, it is anticipated that the telephony business will lose its growth momentum to a degree in the futuro. (Source: Ministry of Information and Communication, Korea National Statistical Office)

Due to the increase in the income level and customers' requirements for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market will gradually reach its maturity stage.

Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates remarkable growth rate of over 40 percent. However, value-added communications service can grow to the greatest extent only when the backbone networks, which are the essential infrastructures for service provision, are fully upgraded and modernized.

Prospect of the Information and Communications Market In Korea

(Unit: in billions of Won, %)

Description	2002	2003	2004	2005	2006	CAGR ('01 - '06)
Network Service	25,554	1,392	27,556	28,293	29,698	4.8%
Specific Service	1,255	1,392	1,484	1,536	1,566	7.6%
Value-added Service	4,893	6,125	7,308	8,450	9,493	22.8%
Broadcasting	6,779	7,537	8,429	9,425	10,438	11.8%
Total	**38,482**	**41,277**	**44,778**	**47,703**	**51,194**	**8.5%**
Growth Rate	**13.2%**	**7.3%**	**8.5%**	**6.5%**	**7.3%**	

Source: The Korea Information Society Development Institute

Revenue Prospect of Network Services Market

(Unit: in billions of Won, %)

Description	2002	2003	2004	2005	2006	CAGR ('02 ~ 06)
Fixed Line	10,583	11,012	11,314	11,568	11,711	3.9%
Wireless	14,996	15,212	16,243	16,725	17,987	5.3%
Total	25,554	26,223	27,556	28,293	29,698	4.8%
Growth Rate	8.6%	2.6%	5.1%	2.7%	5.0%	

Source: The Korea Information Society Development Institute

(2) Growth potential of data communications market including Internet

As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

Demand for Internet and PC communications in Korea maintained a rapid growth at an annual average growth rate of over 100 percent. In the 21st century, the Internet market will achieve an astounding growth rate of more than 40 percent. Such rapid growth of the data communications market will boost data traffic and grow to be the same volume as voice traffic by 2001 and to be 15 times bigger by 2010.

The number of high-speed Internet users in Korea at the end of June 2002 reached approximately 9.02 million. Such growth is unprecedented anywhere in the world. *(Source : SG Securities)*

Prospect of Internet Users

(Unit: thousand persons, %)

Description	2001	2002	2003	2004	2005	2006	CAGR
Internet users	24,380	28,500	31,400	34,000	36,400	37,900	9.22%

Source: The Korea Information Society Development Institute

(3) Special features of change in market conditions

The local telephony service market is barely affected by changes in the general market conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local service market is at a stable level. However, compared to the local service, Internet-related services are affected by changes in market conditions.

(4) Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Monopoly with KT	Korea Telecom	License from the MIC	Quality, Price, Advertisement
High Speed Data Access Service	Oligopoly	Korea Telecom, Thrunet	Report to the MIC	Quality, Speed, Price

(5) Special features in procurement

So far, almost all the state-of-the-art telecommunications equipments have been imported; Korean companies including conglomerates, however, are producing an increasing number of telecommunications equipment, that is leading to a noticeable decrease in equipment price. In terms of human resources, there are increasing numbers of telecommunications experts in line with the development of the telecommunications industry.

(6) Relevant laws and regulations

The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B. Current Status of the Company

(1) Business environment and business portfolios

(a) Current Business Outlook

1) 2002 1H Business Results

The year 2001 was a challenging year with a slowdown in economic growth and reduction in export,mainly due to the continued recession in the global IT industry and the September 11th attack. Likewise, the local IT industry has experienced dramatic changes. Broadband Internet subscribers continued to increase, Dotcoms restructured, and the telecommunications industry began to undergo a restructuring process of 3-tier system. Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 42 districts nationwide, and procured 3.63 million subscriber lines as of the end of June 2002. Revenue recorded an astounding growth to KRW 579.1 billion in 1H 2002, a 57.0% increase compared to KRW 368.8 billion in 1H 2001. Furthermore, Hanaro won first place in the high-speed Internet service category of the National Customer Satisfaction Index's (NCSI) in 2001 and 2002 survey conducted by the Korea Productivity Center and University of Michigan of the U.S. Winning more of the brand image, Hanaro's broadband service was selected as one of the most popular products and services of the year by a number of Korea's major daily newspapers. Viewing the industry outlook, broadband subscribers of Korea are expected to grow continuously reaching 10 million at the end of 2002 although the growth will gradually slow down towards the end. In this context, the key to success for continued growth of Hanaro is not only to retain existing subscribers, but also strengthen corporate services and explore new businesses through active utilization of existing fiber-optic network.

2) Network Roll-out

To become a leading provider of high-end telecommunications services, the Company has deployed fiber optic network throughout the nation. Starting in four metropolitan cities including Seoul in 1998, the Company has deployed the total length of 13,135km, including leased fiber optic network, in 80 cities. As of June 30, 2002, our homes passed for ADSL and HFC are 3.4 million and 7.68 million households respectively.

3) High-speed Internet Access & Telephony Services

Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of June 2002, the Company secured 3.63 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering a variety of value-added, intelligent telephony services such as information offering and private number services in 30 cities as the end of June 2002. Furthermore, the Company plans to expand the voice business by offering a variety of such high-quality and low-price services as VoIP and VoDSL.

On the Broadband Internet business side, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. In 2002, the Company plans to proactively prepare for the foreseeable integration of data and voice services by launching wireless LAN services that are integrated with the broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro intends to increase Average Revenue per Subscriber not only by strengthening its sales force, but also by increasing the portion of high price-level services and by expanding bundled-product subscriber base and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, in terms of service coverage, we expect to offer our broadband Internet services to broader areas with relatively low CAPEX through efficient use of the Local Loop soon to be opened to access providers.

4) Network Services & E-Businesses

By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's own Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to meet clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will indeed lead informatization of Korea's small-and-medium-size enterprises.

By utilizing Hanaro's high-speed Internet network, HanaroDream Corp, the merged company of Hananet and Dream X.net, has offered 250 kinds of distinguished multimedia contents such as movies, music, games, education, etc. and secured 13.35 million subscribers as the end of July 2002. In 2002, we are determined to grow the Company into one of the best Internet players in Asia with high-speed Internet network by developing such Internet-related businesses as e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

5) Procurement of Fund for Stable Operation

As of the end of July 2002, the Company obtained approximately KRW 782.5 billion from financing activities that includes issuance of corporate bonds, Bonds with Warrants, Asset Backed Loans (ABL) and etc.

6) Management Objectives for 2002

Hanaro will endeavor to 1) maximize revenues by increasing Average Revenue per Subscriber and by strengthening corporate sales, 2) pursue effective use of CAPEX for revenue generation, and 3) reduce expenses and improve cost structure. To achieve the goal, the company is running a strict result-oriented, performance-and-incentive-based management system.

In preparation of the market maturing, Hanaro is pursuing overseas business opportunities in 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are also in discussion with not only a number of Chinese companies for such business as cyber apartment LAN and broadband Internet by cable modem, but also several other companies in Asia for prospective broadband business opportunities.

(b) Classification of business areas for public disclosure

O Methods and purpose

- Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

- High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

- Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

- Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

○ Service Description by Business Areas

Business	Services	Remark
Broadband Internet Access	ADSL, Cable Modem, B-WLL	Broadband Internet access, Broadband Internet access + telephony
Telephony	Telephony, Value-added services	Residential voice, Corporate voice, Interconnection
Others	Leased line	Leased line, Internet-dedicated
	VoIP Network Services	Network and equipment services to VoIP service providers
	IDC	Server hosting and others
	Contents	Internet contents

(2) Market share

○ Broadband Internet Subscribers

	2000	2001	2002 1H
Hanaro Telecom, Inc	1,104,423	2,045,196	2,727,197
KT	1,728,711	3,858,194	4,332,588
Korea Thrunet	760,822	1,312,248	1,302,187
Others	353,083	553,069	656,533
Total	3,947,039	7,768,707	9,018,505

Source: SG Securities

O Broadband Internet Market Share

	As of the end of		
	2000	2001	2002 1H
Hanaro Telecom, Inc	28.0%	26.3%	30.2%
KT	43.8%	49.7%	48.0%
Korea Thrunet	19.3%	16.9%	14.4%
Others	8.9%	7.1%	7.4%

Source: SG Securities

(3) Characteristics of the market

(a) Target market and service areas

As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to draw in as many subscribers as possible.

Its strategy is to focus on users demanding for high-quality service. Although we have focus on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

On April 1, 1999, a commercial service was commenced in four metropolitan cities-- Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of June 2002, our service became available in 80 cities across the country.

(b) Characteristics of customers and factors for change in demand

The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to benevolent cycles.

(c) Domestic consumption and export of service

Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(5) Organizational Structure


President & CEO
Labor Relation Team
Office of Secretary
Audit Committee / Audit Team
Business Incubation Unit
Office of Public Relations
International Business Team
E-Business Group
Telecommunication Business Group
Strategy & Planning Group
Research & Development Center
HanaNet Business Division
Cyber Education Center
Marketing Unit
Network Facilities Division
Network Operation Division
Mass Sales Division
Business Sales Division I
Business Sales Division II
Strategy & Planning Unit
Corporate Support Unit

3. Major services

1) Revenue breakdown by major services for the year 1H 2002

(Unit: in millions of Won)

Major Service	Products	Revenue	(%)
Telephony Service	Local call and Interconnection	98,149	(17.0)
Leased line Service	Leased line service and Internet Dedicated	14,747	(2.5)
Broadband Access Service	ADSL, Cable Modem & LMDS	423,886	(73.2)
Others	IDC, VoIP network service and ISDN	42,288	(7.3)
Total		579,070	(100.0)

2) Trend of pricing of major services

(Unit: KRW)

Classification		1H 2002	2001	2000
Local telephony	Installment fee	-	40,000	40,000
	Basic fee / month	4,000	4,000	4,000
	Telephony charge / per 3 minutes	39	39	45
ADSL Pro	Installment fee	30,000	40,000	40,000
	Monthly flat fee	38,000	38,000	38,000
	Modem rental fee / month	5,000	5,000	5,000
	Telephony charge / per 3 minutes	39	39	45
ADSL Mid	Installment fee	30,000	40,000	-
	Monthly flat fee	32,000	32,000	-
	Modem rental fee / month	5,000	5,000	-
	Telephony charge / per 3 minutes	39	39	-
ADSL Lite	Installment fee	30,000	40,000	40,000
	Monthly flat fee	28,000	28,000	28,000
	Modem rental fee / month	5,000	5,000	5,000
	Telephony charge / per 3 minutes	39	39	45
Internet access through CATV	Installment fee	30,000	36,000	36,000
	Monthly flat fee	34,000	34,000	34,000
	Modem rental fee for / month	5,000	5,000	5,000
CATV Lite	Installment fee	30,000	36,000	-
	Monthly flat fee	28,000	28,000	-
	Modem rental fee for / month	5,000	5,000	-
LMDS	Installment fee	30,000	36,000	36,000
	Monthly flat fee	28,000	28,000	28,000

	Modem rental fee / month	-	-	-

Note1) The Company launched its commercial service in April 1999.

Note2) ADSL bundled with telephony service charge additional KRW1,000 per month.

Note3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

Note4) From April 1, 2002, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

Note5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 ~ 4,500 / months. This discount program is not applied to PC bundled product subscribers.

Note6) From April 15, 2001, discount telephone usage charge (local telephony service : KRW 39/pulse, LM : KRW 19/10 sec)

Note7) ADSL Mid & CATV Lite launched on May 1, 2001

4. Major Facilities

A) Status on major facilities (The tables below summarize more comprehensive lists in the original Annual Report in Korean.)

i) Land

(Unit: in millions of Won)

Description	Beginning book value (As of Jan. 1, 2002)	Ending book value (As of Jun. 30, 2002)
Dongjak Info Center	10,166	10,166
Seongbuk Info Center	5,514	5,514
S. Ulsan Info Center	3,708	3,708
Seodaemun Info Center	6,461	6,461
Yunjae Info Center	5,708	5,708
Ilsan Info Center	9,364	9,364
IDC building	22,608	22,608
Taegu Branch Office	12,699	12,699
Suwon Switching Office	4,479	4,479
Honam Info Center	17,215	17,215
Others	52,632	54,323
Total	150,554	152,245

ii) Building

(Unit: millions of Won)

Description	Beginning book value (As of Jan. 1, 2002)	Ending book value (As of Jun. 30, 2002)
Dongjak Info Center	28,786	28,404
S. Ulsan Info Center	6,631	6,559
Songpa Info Center	6,859	6,773
Seongbuk Info Center	8,548	8,8457
E.Pusan Info Center	12,808	12,686
Daejon Branch	10,247	10,129
Internet Data Center	30,320	29,988
Taegu Branch	10,570	10,442
Daejon Info Center	7,118	7,036
Others	98,675	102,248
Total	220,562	222,722

iii) Equipment

(Unit: in millions of Won)

Description	Beginning book value (As of Jan. 1, 2002)	Ending book value (As of Mar. 31, 2002)
Exchange, etc.	208,977	202,284
Transmission, etc.	1,071,295	1,077,802
Telecom. Lane, etc	501,444	493,110
Information facility, etc	121,103	115,527
Power facility, etc	63,719	59,794
Tools and Equipments	5,056	4,615
Others	272,349	284,221
Total	2,243,943	2,237,353

B) CAPEX plan

i) CAPEX in 1H 2002

(Unit: in billions of Won)

Item	1H 2002
Backbone Network	49.6
Access Network	123.1
Internet Related	1.1
Others	10.4
Total	184.2

ii) CAPEX plan

(Unit: in billions of Won)

Item	2002(E)	2003(E)	2004(E)
Backbone Network	146.7	90.3	77.5
Access Network	279.3	1167.3	133.8
Internet Related	9.4	39.6	43.0
Others	74.1	85.2	79.6
Total	509.5	382.4	333.9

5. Sales and marketing

A) Revenue breakdown by segment

See page 23, Revenue breakdown by major service

i) Marketing channel

A. Sales Organization


Telecommunication Business Group
Marketing Unit
Mass Sales Division
Business Sales Division I
Business Sales Division II

B. Marketing channel


Residential/
Corporate
customers
(Residential/Corporate customers)
(11%)
Sales Division I (Mass Sales Team/Corporate Sales Team)
Sales Division II (Branch office sales team).
Strategic Business Division (Strategic Business Unit, In-building Communication Unit).
(Residential customers)
(19%)
Call Center (Hanaro Customer Service)
Cyber Center
(70%)
(Residential/Corporate customers)
Indirect Customer Service Center, SOs, re-broadcast SOs, Specific Service Provider, Dealers and so on

Note) Percentage is based on sales revenue.

ii) Conditions for subscription

- Fee should be paid in cash
- Fee structure
  - Installation: paid at installation
  - Modem rental fee: monthly flat fee
  - Monthly charge: Monthly flat charge

iii) Sales strategy

- Leverage outsourcing sales force and minimize in-house force
  - incentive-based salary
  - capture well-trained sales force
- Strategic alliance with telecommunications providers

6. Derivative Contracts in Foreign Currency

(Unit: in thousand US$)

	Spot	Swap
Position	-132,935	-
Asset (Swap Buy)	-	-
Debt	132,935	-

In order to hedge foreign exchange risk occurring from put options exercisable on March 6, 2002 for US$100 million zero coupon bonds with warrants issued on March 6, 2001, the Company made a swap contract (long) amounting to US$ 50 million, which is half of the total face value of the bonds. Company repaid the BW due 2006 in full and issued new BWs due on 2007 on February 26, 2002, thereby unwinding the swap contract. Although the foreign exchange exposure of the Company is limited, the Company plans to hedge any possible risks through swaps and other means.

7. Material Agreement

1) Material Agreement [The following table summarizes the more comprehensive disclosure in the original Interim Report in Korean]

Agreement	Counterpart	Term
CATV access network lease agreements	Powercomm	May 1999 - May 2002 July 2000 - July 2003 March 2001 - March 2004 June 2001 - June 2004
Telecommunications network interconnection agreement	KEPCO	May 1999 - May 2002
Telecommunication conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation	October 2001 - October 2002
Interconnection agreements among basic telecommunications carriers	Major carriers	-

2) Major lease contract

	Contract period	Contract amount (in million KRW)	Lessor
Kukje Electronics Bldg.	Oct. 11, 01 – Oct. 10, 10	9,543	Shinwon Development, Inc.
Koosan Tower	Feb. 1, 02 – Jan. 31, 03	6,599	Kwangkil Ku, Junghang Shin
Kangnam Switch Office	Jun. 25, 99 – Jun. 24, 04	2,200	Yoonik CNC, Inc.

Boondang Switch Office	May 3, 99 – May 2, 04	2,062	SKT, Inc.
Boopyung Customer Center	Jan. 26, 02 – Jan. 25, 03	2,000	Chang Hee Choi
Incheon Switch Office	May 27, 98 – May 26, 03	1,728	Dacom, Inc.
Omni Tower	Oct. 21, 01 – Oct. 20, 02	1,541	Samsung Corporation
Boocheon Customer Service	Feb. 7, 02 – Feb. 6, 03	1,389	Korea real estate investment trust
Hanwei Bldg.	Dec. 16, 01 – Dec. 15, 02	1,330	Keumsungtel, Inc.
Keyang Switch Office	Apr. 1, 99 – Jul. 31, 03	1,317	Daewoo motor sales
Dongbusan Switch Office	May 27, 98 – May 26, 03	1,295	Dacom, Inc.
Kangnam Customer Center	Feb 16, 02 – Feb 15, 04	1,280	Chunji Inc.
Central City	Jun 10, 02 – Jun 9, 03	1,230	Central City, Inc
Nambusan Customer Service Center	Jan. 21, 00 – Jan. 20, 05	1,050	Kolon Sporex
Sasang Transmission Office	Mar. 1, 01 – Feb. 28, 06	1,000	LG Industrial systems
S. Ulsan Switch Office	Sep. 1, 01 – Aug. 31, 02	1,200	Korea Cable TV
Daegu Branch Office	Feb. 1, 02 – Jan. 31, 03	1,100	KTF

3) Hedging Contract

See page 115, Matters of Importance after 1H 2002 Book Closing

4) Transfer of Business with Major Shareholders

1. Date of board resolution: February 19, 2002
2. Details of transfer
   - Company name: DreamX.net Co.
   - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)
   - Assets: KRW 320 million
   - Liabilities: KRW 140 million
   - Other: The total amount of transfer may change at the time of signing the transfer contract.
3. Purpose of transfer: integration of E-Biz

8. Research and Development Activities

1) Summary of R&D activities

The basic directions of R&D activities are as follows:

- Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of the wire-and-the wireless integrated services.

- By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company insures quality of equipment.

- R&D improves and develops the network management system.

- R&D provides corporate solutions optimal to telecommunications companies.

2) R&D unit

- Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

3) R&D costs [The following table summarizes the more comprehensive disclosure in the original Annual Report in Korean]

(Unit: in millions of Won)

Items	1H 2002	2001	2000
Research expenses	1,848	6,352	7,354
Ordinary R&D expenses (intangible assets)	1,118	9,655	9,914
Others	-	-	145
Total	2,966	16,007	17,413

4) Achievement in R&D [The following table summarizes the more comprehensive disclosure in the original Annual Report in Korean]

Major R&D	Period
Development of quality management system - I	Feb. 8, 2001 ~ Jan. 7, 2002
Development of I – ON service	Oct, 2001 ~ Mar, 2002
Development of N/W management on corporate side in 2002	Jan. 1, 2002 ~ Jun. 30, 2002
Development of international telephony management system	Feb. 4, 2002 ~ May. 15, 2002
Development of VoIP Trunk Gateway management system in 2002	Mar. 1, 2002 ~ May. 31, 2002
Development of PRM service	Jul, 2001 ~ Jun, 2002
Development of VoIP QoS	Jul, 2001 ~ Dec, 2001

5) Major Projects in Process

Projects	Period
Development of quality management system - II	Mar. 1, 02 ~ Dec. 31, 02
System management information exchange between N/W operators & development of gateway technology	Jan. 1, 02 ~ Dec. 31, 02
DSLAM N/W management system for 2002	Jan, 1, 02 ~ Dec. 31, 02
HFC regional management system for 2002	Jan. 9, 02 ~ Dec. 31, 02
International call management sysytem for 2002	Jun. 17, 02 ~ Sept, 02
Transmission N/W management system for 2002	Aug. 02 ~ Dec. 02
080 Number portability	Jul. 02 ~ Dec. 02
2/3 stage of IN + IP N/W	Apr. 02 ~ Nov. 02
ADSL – VoIP modem concerted development	Nov. 01 ~ Jun. 02
In research of VoIP QoS	Mar. 02 ~ Dec. 02
HanaOne (VoIP+Personal number) solution development	Apr. 02 ~ Aug. 02
Mobile Telecommunication System on Broadband Internet	Mar. 16, 02 ~ Dec. 31, 02

8. Financing Activities in 1H 2002

A) Summary of external financing

- Domestic

(Unit: in billions of Won)

Source	Initial amount	Increase (decrease)	Balance
Commercial banks	155.8	55.5	211.3
Insurance companies	-	-	-
Merchant banks	-	-	-
Lease companies	-	-	-
Mutual savings & finance companies	-	-	-
Other financial institutions	114.9	(6.7)	108.2
Sub-total (financial institutions)	270.7	48.8	319.5
Corporate bonds (public offering)	390.0	300.0	690.0
Corporate bonds (private placement)	483.1	(92.8)	390.3
*Issuance of new shares	-	76.6	76.6
Asset Backed Securities	253.1	(55.9)	197.2
Others	55.0	-(55.0)	-
Sub-total (capital market)	1,181.2	172.9	1,354.1
Debt to shareholders, directors, affiliated companies	-	-	-
**Others	-	180.0	180.0
Total	1,451.9	401.7	1,853.6

* *issuance of new shares are related to exercise of warrants*

**others are issuance of ABL.

- Overseas

(Unit: in millions of US$)

Source	Initial amount	Increase (decrease)	Balance
Financial institutions	-	-	-
Corporate bonds	100.0	-	100.0
Stocks	-	-	-
*Others	41.0	(8.0)	33.0
Total	141.0	(8.0)	133.0

B) Summary of external financing

- Trust contract

(Unit: in million Won)

Trustor	Trustee Bank	Date of trust	Amount	Remark
Hanaro Telecom, Inc.	Shinhan Bank	Oct. 23, 2001	965,348	Transfer of beneficiary certificate to HanaFos Securitization Speciality Co., Ltd.

- Asset Management Contract
  1. Name of company: HanaFos Securitization Speciality Co., Ltd.
  2. Contract period: October 9, 2001 – as long as Hanaro exists as a legal entity
  3. Kind of asset and amount
     - Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers
     - Amount: KRW 965,348 million
  4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.
  5. Management costs and fees
     - Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

C) Credit rating of the past 3 years

Date	Subject of credit rating	Credit	Credit rating company
04/20/00	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
04/20/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
05/09/00	Commercial paper	A30	Korea Investors Service, Inc.
05/09/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/23/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/24/00	Commercial paper	A30	Korea Investors Service, Inc.
10/24/00	Corporate bond	BBB-	Korea Investors Service, Inc.
03/13/01	Commercial paper	A30	Korea Management Consulting & Credit

			Rating Corporation
05/31/01	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
07/31/01	Corporate bond	BBB-	Korea Investors Service, Inc.
02/05/02	Commercial paper	A30	Korea Investors Service, Inc.
02/05/02	Corporate bond	BBB-	Korea Investors Service, Inc.
02/06/02	Commercial paper	A30	Korea Investors Service, Inc.
02/06/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
03/13/02	Corporate bond	BBB-	Korea Investors Service, Inc.
03/14/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
04/23/02	Corporate bond	BBB-	Korea Investors Service, Inc.
04/23/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation

Ⅲ. Financial Information

1. Summarized Financial Statements

(Unit: in millions of Won)

Description	1H 2002	2001	2000	1999	1998
[Current Asset]	780,255	642,773	704,084	989,225	781,599
Quick assets	765,990	628,471	673,484	981,524	781,599
Inventories	14,265	14,302	30,600	7,701	-
[Non-current Asset]	2,939,951	2,937,920	2,642,005	900,653	362,960
Investment Securities	197,542	203,435	194,114	67,710	32,751
Property and Equipment	2,703,221	2,718,361	2,427,970	828,063	330,209
Intangible Asset	39,188	16,124	19,921	4,881	-
Deferred Asset	-	-	-	-	-
Total Assets	3,720,206	3,580,693	3,346,089	1,889,878	1,144,559
[Current Liabilities]	1,234,669	904,816	743,862	273,027	149,162
[Non-current Liabilities]	1,066,898	1,246,547	931,024	45,115	3,017
Total Liabilities	2,301,567	2,151,363	1,674,886	318,142	152,179
[Paid-in Capital]	1,396,613	1,320,000	1,320,000	1,200,000	920,061
[Capital in excess of par value]	692,815	693,205	693,205	414,408	35,210
[Retained Earning]	-668,118	-586,097	-341,984	-42,867	37,1087
[Capital Adjustment]	-2,672	-2,221	-18	195	-
Total Shareholders' Equity	1,418,638	1,429,329	1,671,203	1,571,736	992,379
Revenue	579,070	825,449	336,187	23,119	99
Operating Profit	-27,710	-165,188	-296,577	-140,307	-19,887
Ordinary Profit	-82,021	-244,113	-299,114	-77,423	36,776
Net Income	-82,021	-244,113	-299,118	-70,902	29,466

(Note) "–" Means minus figures

2. Accounting standards

a. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of ₩1,202.50 to US$1.00 at June 30, 2002, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

b. Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

c. Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

d. Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

e. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

f. Inventories

Inventories consist primarily of personal computers, modems and local area network ("LAN") equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value cost being, determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

g. Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

h. Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during t he current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the Company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized. The amount of capitalized interest for the six month periods ended June 30, 2002 and 2001 is ₩1,789 million and ₩3,488 million, respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated useful lives
Buildings and structures	50 years
Machinery	8 years
Vehicles and other	5~8 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
License fee	5 years
Property right of industry	5-20 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of June 30, 2002 and 2001 amounts to ₩19,368 million and ₩13,230 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩82 million and ₩2,012 million as of June 30, 2002 and 2001, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩311 million and ₩389 million as of June 30, 2002 and 2001, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	Amount	
	2002	2001
Beginning of period	₩ 15,664	₩ 9,842
Severance payments	2,022	1,837
	13,642	8,005
Provision	5,726	5,225
End of period	₩ 19,368	₩ 13,230

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,202.50 and ₩1,297.50 to US $1.00 at June 30, 2002 and 2001, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account ("the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the six month periods ended June 30, 2002 and 2001 were 272,318 thousand shares and 264,000 thousand shares, respectively.

Net loss for common stock the six month periods ended June 30, 2002 and 2001 are computed as follows (won in millions):

	Amount	
	2002	2001
Net loss	₩ 82,021	₩ 125,528
Dividend for preferred stock	-	-
Net loss for common stock	₩ 82,021	₩ 125,528

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. Financial Statements

1) Balance Sheet (As of the end of June 30, 2002 and June 30, 2001)

ASSETS	Korean Won 2002	Korean Won 2001	Translation into U.S. Dollars (Note 2) 2002	Translation into U.S. Dollars (Note 2) 2001
	(In millions)		(In thousands)	
CURRENT ASSETS:				
Cash and cash equivalents (Note 3)	₩ 345,750	₩ 325,904	$ 287,526	$ 271,022
Short-term financial instruments (Note 4)	145,700	35,700	121,164	29,688
Marketable securities (Note 6)	61,331	18,567	51,003	15,440
Trade receivables, net of allowance for doubtful accounts of ₩5,865 million in 2002 and ₩1,096 million in 2001	176,813	105,095	147,038	87,397
Short-term loans, net of discount on present value of ₩115 million in 2002 and ₩22 million in 2001 (Note 8)	5,513	813	4,585	677
Accounts receivable-other, net of allowance for doubtful accounts ₩2,899 million in 2002 and net of discount on present value of ₩19 million in 2001	2,278	1,488	1,894	1,237
Accrued income	5,023	4,861	4,177	4,042
Prepaid expenses (Note 9)	21,625	34,094	17,983	28,353
Prepaid income tax	1,661	3,239	1,381	2,694
Advance payments	296	15,366	246	12,778
Forward exchange contracts (Note 16)	-	2,104	-	1,750
Inventories	14,265	18,947	11,863	15,756
Prepaid V.A.T.	-	4,036	-	3,357
	780,255	570,214	648,860	474,191
NON-CURRENT ASSETS:				
Long-term financial instruments (Note 4)	87	2,017	72	1,677
Investment securities (Note 7)	96,176	49,690	79,980	41,322
Long-term accounts receivable-other, net of discount on present value of ₩142 million in 2001	-	862	-	717
Long-term loans, net of discount on present value of ₩4,613 million in 2002 and ₩4,771 million in 2001 (Note 8)	24,967	22,329	20,763	18,569
Key-money deposits	61,110	60,349	50,819	50,186
Long-term prepaid expenses (Note 9)	15,203	19,150	12,643	15,925
Property and equipment, net (Notes 10 and 12)	2,703,220	2,541,850	2,248,000	2,113,805
Intangibles (Note 11)	39,188	18,089	32,589	15,043
	2,939,951	2,714,336	2,444,866	2,257,244
Total Assets	₩ 3,720,206	₩ 3,284,550	$ 3,093,726	$ 2,731,435

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won		Translation into U.S. Dollars (Note 2)	
	2002	2001	2002	2001
	(In millions)		(In thousands)	
CURRENT LIABILITIES:				
Trade payables	₩ 67,307	₩ 92,382	$ 55,973	$ 76,825
Other accounts payable	226,332	349,549	188,218	290,685
Short-term borrowings (Note 13)	25,000	55,000	20,790	45,738
Current maturities of long-term debt, net of discount on debentures of ₩6,875 million in 2002 and ₩673 million in 2001 (Note 14)	643,000	191,690	534,719	159,410
Advance received (Note 15)	205,295	1,576	170,723	1,311
Accrued expenses	28,208	21,334	23,458	17,741
Withholdings	5,651	3,390	4,699	2,819
Other current liabilities	33,878	6,003	28,173	4,992
	1,234,671	720,924	1,026,753	599,521
LONG-TERM LIABILITIES:				
Long-term debt, net (Note 14)	202,732	103,328	168,592	85,928
Debentures, net (Note 14)	623,944	851,793	518,872	708,352
Long-term obligation under capital lease (Note 12)	44,058	49,728	36,639	41,354
Accrued severance indemnities, net of payments to National Pension of ₩311 million in 2002 and ₩389 million in 2001 (Note 2)	19,057	12,841	15,848	10,678
Long-term advances received (Note 15)	172,797	-	143,698	-
Long-term withholdings	4,309	-	3,583	-
	1,066,897	1,017,690	887,232	846,312
Total Liabilities	2,301,568	1,738,614	1,913,985	1,445,833
SHAREHOLDERS' EQUITY (Note 17):				
Capital stock	1,396,613	1,320,000	1,161,425	1,097,713
Paid-in capital in excess of par value	692,815	693,205	576,146	576,470
Accumulated deficit (net loss of ₩82,021 million in 2002 and ₩125,528 million in 2001)	(668,118)	(467,513)	(555,607)	(388,784)
Capital adjustments:	-	-	-	-
Stock compensation (Note 18)	3,716	2,064	3,090	1,716
Valuation loss on investments, net (Note 7)	(2,383)	(1,820)	(1,982)	(1,513)
Valuation loss on interest swap (Note 16)	(4,005)	-	(3,331)	-
Total Shareholders' Equity	1,418,638	1,545,936	1,179,741	1,285,602
Total Liabilities and Shareholders' Equity	₩ 3,720,206	₩ 3,284,550	$ 3,093,726	$ 2,731,435

2) Income Statements (As of the end of June 30, 2002 and June 30, 2001)

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2002	2001	2002	2001
	(In millions, except per share amount)		(In thousands, except per share amount)	
OPERATING REVENUE (Note 21 and 24)	₩ 579,070	₩ 368,775	$ 481,555	$ 306,674
OPERATING EXPENSES (Note 19)	606,780	460,708	504,599	383,126
OPERATING LOSS	(27,710)	(91,933)	(23,044)	(76,452)
NON-OPERATING INCOME:				
Interest income	13,149	14,657	10,935	12,189
Dividends income	2,899	98	2,411	81
Gain on valuation of marketable securities (Note 6)	863	3,249	718	2,702
Gain on foreign currency transactions and translation	16,446	4,360	13,677	3,626
Gain on valuation using the equity method of accounting (Note 7)	1,055	-	877	-
Gain on disposal of marketable securities	684	190	569	158
Gain on valuation of forward exchange contract (Note 16)	-	2,104	-	1,750
Other	3,402	2,623	2,828	2,181
	38,498	27,281	32,015	22,687
NON-OPERATING EXPENSES:				
Interest expense	63,479	51,822	52,789	43,095
Loss on redemption of debt (Note 14)	4,265	-	3,547	-
Loss on foreign currency transactions and translation	510	7,586	424	6,309
Impairment loss on investment securities (Note 7)	4,478	800	3,724	665
Loss on disposal of trade receivables (Note 15)	14,680	-	12,208	-
Loss on disposal of property and equipment	2,113	13	1,757	11
Other bad debt expenses	2,899	-	2,411	-
Donations	283	630	235	524
Other	102	25	85	20
	92,809	60,876	77,180	50,624
ORDINARY LOSS	(82,021)	(125,528)	(68,209)	(104,389)
EXTRAORDINARY ITEMS	-	-	-	-
LOSS BEFORE INCOME TAX	(82,021)	(125,528)	(68,209)	(104,389)
INCOME TAX EXPENSE (Note 20)	-	-	-	-
NET LOSS	₩ (82,021)	₩ (125,528)	$ (68,209)	$ (104,389)
NET LOSS PER COMMON SHARE (Note 2)	₩ (301)	₩ (475)	$ (0.250)	$ (0.395)

3) Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and Dec. 31, 2001)

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
ACCUMULATED DEFICIT BEFORE DISPOSITION:				
Undisposed deficit carried over from prior year	₩ (341,984)	₩ (42,866)	$ (260,361)	$ (32,635)
Net loss	(244,113)	(299,118)	(185,849)	(227,726)
	(586,097)	(341,984)	(446,210)	(260,361)
DISPOSITION OF DEFICIT	-	-	-	-
UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	₩ (586,097)	₩ (341,984)	$ (446,210)	$ (260,361)

4) Statements of Cash Flow (As of the end of Dec. 31, 2002 and Dec. 31, 2001)

	Korean Won		Translation into U.S. Dollars (Note)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
Addition of expenses not involving cash outflows:				
Stock compensation expense	1,088	1,802	828	1,372
Provision for severance indemnities	8,659	5,974	6,592	4,548
Amortization of discount on debentures	7,873	3,411	5,994	2,596
Amortization of present value discount	-	37	-	28
Recognition of long-term accrued interest	4,700	-	3,578	-
Employee fringe benefits	396	2,179	302	1,659
Depreciation	322,311	182,858	245,383	139,214
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Provision for doubtful accounts	2,536	727	1,931	554
Loss on disposal of marketable securities	5	2,200	4	1,675
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of property and equipment	803	38	612	29
Impairment loss on investment securities	3,594	-	2,736	-
	358,996	215,996	273,313	164,442
Deduction of revenues not involving cash inflows:				
Gain on valuation of marketable securities	5,268	-	4,010	-
Gain on disposal of marketable securities	190	-	145	-
Amortization of present value discount	2,116	1,675	1,611	1,276
Gain on valuation of forward exchange contract	2,519	-	1,918	-
Gain on disposal of property and equipment	52	69	40	53
Gain on disposal of investments	1,393	-	1,060	-
Gain on foreign currency translation	106	-	80	-
Reversal of stock compensation expense	-	195	-	148
	11,644	1,939	8,864	1,477
Changes in assets and liabilities resulting from operations:				
Increase in trade receivables	(55,232)	(69,322)	(42,049)	(52,777)
Increase in accounts receivable-other	(5,358)	(44)	(4,079)	(34)
Decrease (Increase) in accrued income	4,869	(2,373)	3,706	(1,807)
Decrease (Increase) in prepaid expenses	(2,113)	17,241	(1,609)	13,126
Decrease in prepaid income taxes	7,402	2,752	5,635	2,095
Decrease in advance payments	9,521	21,493	7,248	16,364
Increase in inventories	(78,528)	(285,253)	(59,784)	(217,171)
Decrease (Increase) in other current assets	13,768	(9,297)	10,482	(7,078)
Decrease in long-term prepaid expenses	11,941	3,938	9,091	2,998
Increase (Decrease) in trade payables	(13,931)	54,356	(10,605)	41,383

	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 2) 2001	Translation into U.S. Dollars (Note 2) 2000
	(In millions)		(In thousands)	
Changes in assets and liabilities resulting from operations:				
Increase (Decrease) in other accounts payable	₩ (68,846)	₩ 205,476	$ (52,415)	$ 156,434
Increase in advance received	991	157	754	120
Increase in accrued expenses	11,499	14,617	8,754	11,128
Increase (Decrease) in withholdings	(541)	2,292	(412)	1,745
Increase in other current liabilities	21,291	2,480	16,209	1,889
Increase in other long-term liabilities	5,872	-	4,471	-
Decrease in payments to National Pension	110	134	84	102
Payments of severance indemnities	(2,837)	(1,848)	(2,160)	(1,407)
	(140,122)	(43,201)	(106,679)	(32,890)
Net cash flows used in operating activities	(36,883)	(128,262)	(28,079)	(97,651)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from disposal of marketable securities	629	2,867,477	479	2,183,081
Collection of short-term financial instruments	499,640	2,475,525	380,388	1,884,679
Redemption of short-term loans	760	658	579	501
Redemption of long-term loans	332	1,683	253	1,282
Proceeds from disposal of investment securities	3,708	-	2,823	-
Withdrawal of long-term financial instruments	27,496	1,444	20,933	1,099
Refund of key-money deposits	-	1,090	-	830
Proceeds from disposal of property and equipment	1,228	373	935	284
Increase in short-term financial instruments	(465,240)	(2,114,649)	(354,199)	(1,609,935)
Purchase of marketable securities	(30,444)	(2,575,762)	(23,178)	(1,960,991)
Increase in short-term loans	-	(153)	-	(117)
Purchase of investment securities	(56,718)	(47,194)	(43,180)	(35,930)
Increase in long-term financial instruments	(197)	(26,659)	(150)	(20,296)
Increase in long-term loans	(1,751)	(8,030)	(1,332)	(6,113)
Payment of key-money deposits	(3,718)	(26,731)	(2,831)	(20,351)
Acquisition of property and equipment	(504,807)	(1,583,587)	(384,323)	(1,205,624)
Increase in intangibles	(11,250)	(22,892)	(8,565)	(17,428)
Net cash flows used in investing activities	(540,332)	(1,057,407)	(411,368)	(805,029)

	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 2) 2001	Translation into U.S. Dollars (Note 2) 2000
	(In millions)		(In thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short-term borrowings	₩ 55,000	₩ 104,920	$ 41,873	$ 79,878
Proceeds from long-term debt	128,829	79,394	98,080	60,445
Proceeds from long-term obligation under capital leases	43,407	69,111	33,047	52,616
Proceed from issuance of debentures	205,947	812,238	156,792	618,377
Increase in long-term advance received	309,000	-	235,249	-
Proceeds from issuance of common stock	-	398,797	-	303,614

Repayment of short-term borrowings	(105,000)	-	(79,939)	-
Repayment of long-term debt	(86,571)	(3,055)	(65,908)	(2,326)
Decrease in long-term advance received	(55,900)	-	(42,558)	-
Net cash flows provided by financing activities	494,712	1,461,405	376,636	1,112,604
NET INCREASE (DECREASE) IN CASH	(82,503)	275,736	(62,811)	209,924
CASH, BEGINNING OF YEAR	357,040	81,304	271,823	61,899
CASH, END OF YEAR	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823

2) Notes to Financial Statements

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high- speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., Hanaro Technologies, Inc., and Dreamline Corporation in order to facilitate and strengthen its services.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of ₩1,202.50 to US$1.00 at June 30, 2002, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

B. Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

C. Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

D. Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

E. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

F. Inventories

Inventories consist primarily of personal computers, modems and local area network ("LAN") equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value cost being, determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

G. Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

H. Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the Company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized. The amount of capitalized interest for the six month periods ended June 30, 2002 and 2001 is ₩1,789 million and ₩3,488 million, respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated useful lives
Buildings and structures	50 years

Machinery	8 years
Vehicles and other	5~8 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
License fee	5 years
Property right of industry	5-20 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of June 30, 2002 and 2001 amounts to ₩19,368 million and ₩13,230 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩82 million and ₩2,012 million as of June 30, 2002 and 2001, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩311 million and ₩389 million as of June 30, 2002 and 2001, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	Amount	
	2002	2001
Beginning of period	₩ 15,664	₩ 9,842
Severance payments	2,022	1,837
	13,642	8,005
Provision	5,726	5,225
End of period	₩ 19,368	₩ 13,230

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,202.50 and ₩1,297.50 to US $1.00 at June 30, 2002 and 2001, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account ("the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the six month periods ended June 30, 2002 and 2001 were 272,318 thousand shares and 264,000 thousand shares, respectively.

Net loss for common stock the six month periods ended June 30, 2002 and 2001 are computed as follows (won in millions):

	Amount	
	2002	2001
Net loss	₩ 82,021	₩ 125,528
Dividend for preferred stock	-	-
Net loss for common stock	₩ 82,021	₩ 125,528

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of June 30, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) in 2002	Amount 2002	Amount 2001
Cash on hand	-	₩ 3	₩ 4
Passbook accounts	1.0	1,153	811
Time deposits	4.5 ~ 4.7	25,000	155,521
Money market fund	4.2 ~ 4.7	123,594	114,828
Repurchase agreements	4.5 ~ 5.1	128,000	16,740
Specified money trust	4.9 ~ 5.2	8,000	-
Fixed interest instruments	5.1 ~ 5.2	60,000	38,000
		₩ 345,750	₩ 325,904

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of June 30, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) in 2002	Amount 2002	Amount 2001
Time deposits	4.5 ~ 5.0	₩ 68,700	₩ 35,700
Specified money trust	5.1	,000	-
Repurchase agreements	4.5 ~ 5.0	54,000	-
		₩ 145,700	₩ 35,700

Long-term financial instruments as of June 30, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) in 2002	Amount 2002	Amount 2001
Deposits for checking accounts	-	₩ 5	₩ 5
Severance indemnity insurance deposits	3.5	82	2,012
		₩ 87	₩ 2,017

5. RESTRICTED DEPOSITS:

As of June 30, 2002 and 2001, the following deposits are subject to withdrawal restriction for guarantee for checking accounts, severance payment and other reasons (won in millions).

	Amount			
	2002		2001	
Short-term financial instruments	₩	74,700	₩	11,700
Long-term financial instruments				
Deposits for checking accounts		5		5
Severance indemnity insurance deposits		82		2,012
	₩	74,787	₩	13,717

6. MARKETABLE SECURITIES:

Marketable securities as of June 30, 2002 and 2001 are as follows (won in millions):

	Amount											
	2002						2001					
	Acquisition cost		Fair value		Cumulative Gain (loss) on valuation		Acquisition cost		Fair value		Cumulative loss on valuation	
Beneficiary Certificates (Equity Securities)	₩	25,000	₩	21,008	₩	(3,992)	₩	25,000	₩	18,567	₩	(6,433)
Beneficiary Certificates (Debt Securities)		40,000		40,323		323		-		-		-
	₩	65,000	₩	61,331	₩	(3,669)	₩	25,000	₩	18,567	₩	(6,433)

7. INVESTMENT SECURITIES:

(1) Investment securities as of June 30, 2002 and 2001 consist of the following (won in millions):

	Ownership percentage (%)		Amount			
	2002	2001	2002		2001	
Listed equity securities:						
LG Telecom Co., Ltd.	0.37	-	₩	7,208	₩	-
Netsecure Technology, Inc.	2.35	-		509		-
IMRI Co., Ltd.	0.63	-		105		-
				7,822		-
Equity securities accounted for using the equity method						
Dreamline Co.	32.18	-		40,584		-
Investments in affiliates (unlisted equity securities):						
Hanaro Realty Development & Management Co., Ltd	99.99	99.99		2,500		2,500
Hanaro Telephone & Internet Information, Inc.	99.99	-		1,900		-
Hanaro Customer Service, Inc.	-	99.99		-		900
Hanaro Web N TV	90.91	100.00		17,309		17,309
Hanaro Interdesk Co., Ltd.	-	99.99		-		1,000
Hanaro Technologies, Inc.	99.99	99.99		1,000		1,000

M-commerce Co., Ltd.	30.29	51.00	456	5,100
Hanaro Telecom America, Inc.	100.00	100.00	23	23
Others	-	-	306	3,652
			23,494	31,484
Other non-listed equity securities:				
Korea Information Assurance, Inc.	0.47	0.50	100	100
Media Valley, Inc.	5.44	5.44	359	900
C.C.S. Inc.	10.00	10.00	4,500	4,500
Gameventure, Inc.	9.55	9.75	1,780	1,780
Dauinternet, Inc.	0.63	1.09	1,100	1,100
Others			4,082	6,472
			11,921	14,852
Debt securities:				
C.C.S. Inc.			240	240
Hanafos Securitization Speciality Co., Ltd.			9,000	-
			9,240	240
Investments in funds:				
Engineering Benevolent Association	0.03	0.03	14	14
KDBC Hanaro Interventure Fund	31.00	31.00	3,100	3,100
Hana Dream Limited Co.	5.00	-	1	-
Hanafos Securitization Speciality Co., Ltd.	2.00	-	-	-
			3,115	3,114
			₩ 96,176	₩ 49,690

Hararo Customer Service, Inc and Hanaro Interdesk Co., Ltd. merged on January 16, 2002 and changed its name to Hanaro Telephone & Internet Information, Inc.

(2) Listed equity securities as of June 30, 2002 are as follows (won in millions):

	Acquisition cost	Fair value	Gain on valuation
LG Telecom Co., Ltd.	₩ 5,396	₩ 7,208	₩ 1,812
Netsecure Technology, Inc.	1,399	509	(890)
IMRI Co., Ltd.	800	105	(695)
	₩ 7,595	₩ 7,822	₩ 227

(3) Equity securities accounted for using the equity method as of June 30, 2002 are as follows (won in millions):

	Acquisition cost	Gain on valuation using the equity method	Loss on valuation	Book value
Dreamline Co.	₩ 39,530	₩ 1,055	₩ (1)	₩ 40,584

(4) Investments in affiliates as of June 30, 2002 and 2001 are as follows (won in millions):

2002			2001
Acquisition cost	Net asset value	Book value	Book value

Hanaro Realty Development & Management Co., Ltd.	₩ 2,500	₩ 2,795	₩ 2,500	₩ 2,500
Hanaro Telephone & Internet Information, Inc.	1,900	1,974	1,900	-
Hanaro Customer Service, Inc.	-	-	-	900
Hanaro Web N TV	17,309	4,041	17,309	17,309
Hanaro Interdesk Co., Ltd.	-	-	-	1,000
Hanaro Technologies, Inc.	1,000	1,118	1,000	1,000
M-commerce Co., Ltd.	4,585	-	456	5,100
Hanaro Telecom America, Inc.	23	337	23	23
Others	1,500	299	306	3,652
	₩ 28,817	₩ 10,564	₩ 23,494	₩ 31,484

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than₩7,000 million as of the prior year end.

(5) Other non-listed equity securities as of June 30, 2002 and 2001 are as follows (won in millions):

	2002			2001
	Acquisition cost	Net asset value	Book Value	Book Value
Korea Information Assurance Inc.	₩ 100	₩ 88	₩ 100	₩ 100
Media Valley Inc.	900	359	359	900
C. C. S. Inc.	4,500	1,941	4,500	4,500
Gameventure, Inc.	1,780	500	1,780	1,780
Dauinternet, Inc.	1,100	79	1,100	1,100
Others	5,444	2,125	4,082	6,472
	₩ 13,824	₩ 5,092	₩ 11,921	₩ 14,852

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(6) Debt securities as of June 30, 2002 and 2001 are as follows (won in millions):

	2002		2001	
	Acquisition cost	Book value	Acquisition cost	Book value
Corporate bonds:				
C. C. S. Inc.	₩ 240	₩ 240	₩ 240	₩ 240
Subordinate debt investments:				
Collateralized Bond Obligations (CBO)	3,210	-	2,620	-
Asset Backed Securities (ABS)	9,000	9,000	-	-
	12,210	9,000	2,620	-
	₩ 12,450	₩ 9,240	₩ 2,860	₩ 240

As the fair value of the CBO was evaluated as nil as of June 30, 2002 and 2001, the Company reflected ₩3,210 million of valuation loss as ₩2,610 million of capital adjustment and ₩600 million of impairment loss in 2002 and ₩2,620 million of valuation loss as ₩1,820 million of capital adjustment and ₩800 million of impairment loss in 2001, respectively. Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 15).

8. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of June 30, 2002 and 2001 are as follows (won in millions):

	Interest per annum (%)	2002		2001	
		Short-term	Long-term	Short-term	Long-term
Loans to employees for share ownership	-	₩ -	₩ 14,936	₩ -	₩ 15,553
Loans to employees for housing	2.0	985	5,736	788	4,600
Other	-	89	52	47	46
Less: discount on present value		(27)	(3,611)	(22)	(3,180)
		₩ 1,047	₩ 17,113	₩ 813	₩ 17,019

9. PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company's PC-PLUS I and II program, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. In relation to this, ₩89 million and ₩19,150 million are recorded as long-term prepaid expenses as of June 30, 2002 and 2001, respectively, and ₩19,062 million and ₩27,483 million are recorded as prepaid expenses as of June 30, 2002 and 2001, respectively.

10. PROPERTY AND EQUIPMENT:

Property and equipment as of June 30, 2002 and 2001 are as follows (won in millions):

Amount

	2002	2001
Land	₩ 152,245	₩ 131,412
Buildings	236,105	223,912
Structures	192	192
Machinery	2,915,546	2,334,208
Vehicles	567	604
Other	41,916	40,015
Construction in progress	65,043	175,954
Machinery in transit	100	77
	3,411,714	2,906,374
Less: Accumulated depreciation		
Buildings	(13,383)	(8,321)
Structures	(10)	(6)
Machinery	(678,193)	(345,313)
Vehicles	(231)	(173)
Other	(16,677)	(10,711)
	(708,494)	(364,524)
	₩ 2,703,220	₩ 2,541,850

Depreciable assets are insured for fire and other casualty losses up to ₩2,004,359 million as of June 30, 2002.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is ₩134,192 million as of June 30, 2002.

11. INTANGIBLES:

(1) Intangibles as of June 30, 2002 and 2001 are as follows (won in millions):

	Amount	
	2002	2001
Goodwill	₩ 895	₩ 1,320
Property right of industry	19	27
Cable line usage rights	37,728	12,527
Development costs	474	4,139
Other	72	76
	₩ 39,188	₩ 18,089

(2) Amortization of intangibles for the six month periods ended June 30, 2002 and 2001 is as follows (won in millions):

	Amount	
	2002	2001
Goodwill	₩ 213	₩ 213
Cable line usage rights	790	338
Development costs	4,472	7,009
Other	6	6
	₩ 5,481	₩ 7,566

(3) ₩1,848 million and ₩3,602 million of ordinary research and development costs were charged to expense as incurred for the six month periods ended June 30, 2002 and 2001, respectively.

(4) Changes in development costs (intangibles) for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	Amount	
	2002	20001
Beginning of period	₩ 1,251	₩ 5,493
Increase	3,695	5,655
Amortization	(4,472)	(7,009)
End of period	₩ 474	₩ 4,139

12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

	Amount				
Year	Underground Facilities	Leased lines	Telecommunication equipments	Automobiles	Total
2002.7~2003.6	₩ 5,012	₩ 24,628	₩ 13,615	₩ 850	₩ 44,105
2003.7~2004.6	5,012	15,245	13,615	137	34,009
2004.7~2005.6	454	15,245	7,637	24	23,380
2005.7~2006.6	228	15,245	-	-	15,473
	₩ 10,706	₩ 70,363	₩ 34,867	₩ 1,011	₩ 116,947

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of June 30, 2002, the acquisition cost of machinery and equipment under capital leases was ₩84,289 million and depreciation expenses related to the these capital leases for the six month period ended June 30, 2002 amount to ₩5,060 million.

The future annual payments under these capital lease agreements as of June 30, 2002 are as follows (won in millions and dollar in thousands):

	Principal			Interest			Total lease payment
Year	Korean won	US dollars	Won equivalent	Korean won	US dollars	Won equivalent	
2002.7~2003.6	₩ 34,251	$ 4,210	₩ 5,062	₩ 5,134	$ 744	₩ 895	₩ 45,342
2003.7~2004.6	20,217	4,165	5,009	2,323	306	368	27,917

2004.7~2005.6	14,784	820	986	839	27	32	16,641
2005.7~2006.6	3,063	-	-	89	-	-	3,152
	₩ 72,315	$ 9,195	11,057	₩ 8,385	$ 1,077	1,295	₩ 93,052
			72,315			8,385	
			83,372			₩ 9,680	
Less: Current portion			(39,314)				
			₩ 44,058				

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of June 30, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) in 2002	Amount 2002	Amount 2001
General loans	8.20	₩ 25,000	₩ -
Issuance of commercial paper	-	-	55,000
		₩ 25,000	₩ 55,000

14. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of June 30, 2002 and 2001 is as follows (won in millions):

	Interest rate per annum (%) in 2002	Amount 2002	Amount 2001
Information promotion fund	5.91~7.25	₩ 190,245	₩ 75,849
General loans	7.60~9.94	32,000	10,000
Less: Current portion		(32,304)	(13,324)
		₩ 189,941	₩ 72,525

(2) Long-term debt in foreign currency as of June 30, 2002 and 2001 is as follows (won in millions, dollar in thousands):

	Interest rate per Annum (%) in 2002	US dollars 2002	US dollars 2001	Won equivalent 2002	Won equivalent 2001
Facility loans	9.16	$ 23,740	$ 35,709	₩ 28,547	₩ 46,332
Less: Current portion		(13,103)	(11,969)	(15,756)	(15,529)
		$ 10,637	$ 23,740	₩ 12,791	₩ 30,803

(3) Debentures as of June 30, 2002 and 2001 are as follows (won in millions):

Interest rate per	Amount

	annum (%) in 2002	Due	2002	2001
1st	9.00	2000~2003	₩ 250,000	₩ 250,000
2nd	7.85	2000~2005	262,500	350,000
3rd	8.00	2000~2003	140,000	140,000
4th	-	2000~2002	-	30,000
5th	-	2000~2002	-	12,000
6th	-	2000~2002	-	7,000
7th	10.08	2000~2002	20,000	20,000
8th	10.13	2000~2002	10,000	10,000
9th	10.18	2000~2002	15,000	15,000
10th	9.67	2001~2003	10,000	10,000
11th	9.67	2001~2003	10,000	10,000
12th	9.67	2001~2003	10,000	10,000
13th	-	2001~2006	-	129,750
14th	9.34	2001~2003	10,000	10,000
15th	7.84	2001~2004	15,000	-
16th	2.00	2001~2004	27,800	-
17-1st	6.00	2002~2004	60,000	-
17-2nd	6.00	2002~2004	40,000	-
18th	8.00	2002~2007	120,250	-
19-1st	6.00	2002~2004	80,000	-
19-2nd	6.00	2002~2005	20,000	-
20th	8.28	2002~2005	100,000	-
			1,200,550	1,003,750
Less: Current portion			(562,500)	(136,500)
Discount on present value			(17,632)	(17,281)
Add: Long-term accrued interest			3,526	1,824
			₩ 623,944	₩ 851,793

(4) On February 26, 2002, the Company issued bonds with stock warrants ("18th debenture") with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is ₩5,977 at an exchange rate of ₩1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. The Company recorded ₩3,381 million of long-term accrued interest for possible early repayment.

(5) As a result of a request for early repayment made on February 4, 2002, on March 6, 2002, the Company repaid the full amount of the 13th bonds with warrants and recognized a ₩4,265 million loss on redemption for the six month period ended June 30, 2002. The 13th bonds with warrants was originally issued with the condition that the warrants be exercised from June 6, 2001 to February 6, 2006 with an exercise price of ₩5,000, at an exchange rate of ₩1,235.70 to US$1.00 and that up to 24,714,000 shares can be issued if all warrants are exercised.

As of June 30, 2002, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised.

(6) On December 24, 2001, the Company issued convertible bonds ("16th debenture") with a 1.0% coupon interest rate and a guaranteed interest rate on maturity of 2.0%. The bonds may be converted into common stock from December 24, 2002 to December 23, 2004 at the conversion price of ₩5,000. For the bonds that are not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded ₩145 million as long-term accrued interest, which is shown as an addition to debentures, as of June 30, 2002.

(7) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of June 30, 2002 is as follows (won in millions and dollar in thousands):

Year	Debentures Korean won	Long-term debt Korean won	Long-term debt in foreign currency US dollar	Long-term debt in foreign currency Won equivalent	Total
2002.7~2003.6	₩ 562,500	₩ 32,304	$ 13,103	₩ 15,757	₩ 610,561
2003.7~2004.6	147,500	56,643	10,637	12,790	216,933
2004.7~2005.6	370,300	69,546	-	-	439,846
2005.7~2006.6	-	45,566	-	-	45,566
2006.7~2007.6	120,250	18,186	-	-	138,436
	₩1,200,550	₩ 222,245	$ 23,740	₩ 28,547	₩ 1,451,342

(8) A substantial portion of property and equipment is pledged as collateral for various borrowings up to ₩561,002 million as of June 30, 2002.

15. ADVANCES RECEIVED AND LONG-TERM ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of ₩341,000 million issued by a trustee bank to Hanafos Securitization Specialty Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to ₩309,000 million on

October 31, 2001, of which a subordinate debt investment of ₩9,000 million was purchased by the Company and ₩300,000 million was purchased by third party investors. The proceeds of ₩300,000 million from the issuance of ABS by Hanafos was remitted to the Company.

On April 18, 2002, the Company transferred the beneficiary certificates of ₩228,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to incur from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to ₩207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceed of ₩200,000 million was remitted to the Company.

In relation to the issuance of ABS and ABL, the Company recorded ₩516,000 million of long-term advances received and reduces it against trade receivables as incurred. The Company recognizes the difference between the trade receivables and the reduced long-term advances received as loss on disposal of trade receivables. The balance of long-term advances and advances received (current) as of June 30, 2002 amounts to ₩172,797 million and ₩204,482 million, respectively, and ₩14,680 million was recorded as loss on disposal of trade receivables for the six month period ended June 30, 2002.

16. DERIVATIVES:

(1) Swap Contract

With reference to the issuance of the 20th debenture that are Floating Rate Notes ("FRN"), on April 16, 2002, the Company entered into a SWAP contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates. The Company recorded ₩4,005 million of valuation loss in relation to the SWAP contract as a capital adjustment as of June 30, 2002.

(2) Currency Forward Contract

On March 7, 2001, the Company entered into a foreign currency forward contract with Dong Yang Investment Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded ₩186 million of gain on forward exchange transaction for the six month period ended June 30, 2002 due to the expiration of the contract period.

17. SHAREHOLDERS' EQUITY:

(1) Capital Stock

The Company has authorized 480,328,800 shares of ₩5,000 par value, of which 279,322,680 shares have been issued as of June 30, 2002.

(2) The changes in shareholders' equity for the six month period ended June 30, 2002 are as follows (won in millions):

		Amount				
	Number of shares	Common stock	Paid-in capital in excess of par value	Deficits	Capital Adjustments	Total
Beginning of period	264,000,000	₩ 1,320,000	₩ 693,205	₩ (586,097)	₩ 2,221	₩1,429,329
Stock warrants	15,322,680	76,613	(390)	-	-	76,223
Net loss	-	-	-	(82,021)	-	(82,021)
Loss on valuation of investment securities	-	-	-	-	(1,714)	(1,714)
Loss on valuation of interest swap	-	-	-	-	(4,005)	(4,005)
Stock options	-	-	-	-	826	826
End of period	279,322,680	₩ 1,396,613	₩ 692,815	₩ (668,118)	₩ (2,672)	₩1,418,638

18. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of June 30, 2002 are as follows (won in millions):

Grant Date	Employee	Number of shares	Exercise price/share	Methods	Exercise period
1999. 3. 1	CEO	50,000	₩ 5,630	New stock issue	2002. 3. 1~2007. 2.28
1999.10. 1	Senior managers	120,000	19,910	New stock issue	2002.10.1~2007. 9.30
2000. 3.17	Senior managers & Employees	1,640,642	17,750	New stock issue	2003.3.3~2008. 3.3

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of ₩8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the six month period ended June 30, 2002 is ₩826 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans that were granted in 2000 been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	2002	2001
Ordinary loss	₩ 83,168	₩ 126,676
Net loss	₩ 83,168	₩ 126,676
Ordinary loss per share	₩ 305	₩ 480
Net loss per share	₩ 305	₩ 480

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ₩18,389 million.

19. OPERATING EXPENSES:

Operating expenses for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	Amount	
	2002	2001
Salaries and wages	₩ 30,774	₩ 25,281
Provision for severance indemnities	4,829	4,417
Employee welfare	8,447	6,484
Depreciation	183,119	143,773
Advertising	17,492	18,805
Ordinary research and development cost	1,848	3,602
Telecommunication equipment lease expenses	75,200	49,354
Utility	7,274	5,890
Maintenance	26,122	23,388
Selling expenses	16,529	24,409
Sales commissions	122,637	72,305
Interconnection charges	43,782	26,251
Commissions	42,726	34,895
Outsourcing services	1,502	1,817
Amortization	5,481	7,566
Other	19,018	12,471
	₩ 606,780	₩ 460,708

20. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent and 30.8 percent in 2002 and 2001, respectively. For the six month periods ended June 30, 2002 and 2001, the Company did not recognize income tax expense due to net operating loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences as of June 30, 2002 and 2001 are as follows (won in millions):

		Amount		
		2002		2001
Accrued severance indemnities	₩	11,310	₩	7,549
Valuation loss on marketable securities		3,669		6,433
Impairment loss on investment securities		7,828		800
Bond issue cost		175		56
Present value discount		4,728		4,954
Stock option expense		-		2,064
Long-term interest payables		3,528		1,824
Bad debt expense		6,885		34
Accrued income		(5,023)		(4,861)
Group severance insurance		(82)		(2,012)
Valuation gain on forward exchange contracts		-		(2,104)
Valuation gain on using equity method		(1,055)		-
Loss on foreign currency translation		92		(352)
Development cost		(474)		(4,139)
		31,577		10,246
Statutory tax rate (%)		29.7		30.8
Deferred income tax assets	₩	9,378	₩	3,156

As of June 30, 2002, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21. RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

2002

	Revenue	Expenses	Key-money deposits	Accounts payable
Hanaro Realty Development & Management Co., Ltd.	₩ 41	₩ 6,366	₩ 1,409	₩ 1,287
Hanaro Customer Service, Inc.	-	1,424	-	-
Hanaro Telephone & Internet Information, Inc..	7	12,896	-	2,804
Hanaro Interdesk Co., Ltd.	-	1,924		-
Hanaro Technologies, Inc.	9	7,782	-	1,755
Hanaro Web N TV	36	3,166	218	3
Dreamline Corporation	1,164	594	128	176
Hanaro Telecom America, Inc.	-	5,576	-	1,030
HanaroDream Inc.	2,100	7,548	-	282
	₩ 3,357	₩ 47,276	₩ 1,755	₩ 7,346

2001

	Revenue	Expenses	Key-money deposits	Accounts Payable
Hanaro Realty Development & Management Co., Ltd.	₩ -	₩ 6,798	₩ 509	₩ 941
Hanaro Customer Service, Inc.	7	5,859	6	918
Hanaro Interdesk Co., Ltd.	24	6,019	-	2
Hanaro Technologies, Inc.	3	6,020	-	-
Hanaro Web N TV	21	2,310	199	12
M-commerce Co., Ltd.	-	12	-	2
Hanaro Telecom America, Inc.	-	1,498	-	616
	₩ 55	₩ 28,516	₩ 714	₩ 2,491

22. COMMITMENTS AND CONTINGENCIES:

(1) As of June 30, 2002, the Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Capital Corp. in connection with its borrowings and lease agreements.

(2) As of June 30, 2002, the Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

23. EVENT SUBSEQUENT TO TE BALANCE SHEET DATE:

On July 3, 2002, the Company has entered into forward contract with Woori Bank, wich ends on January 6, 2003, to purchase USD 50,000 thousand at the exchange rate of ₩1,224.32 to US$1.00.

24. SEGMENT INFORMATION:

Segment information for the six months periods ended June 30, 2002 and 2001 is as follows (won in millions):

2002	Voice	Leased Line	Amount Broadband Service	Others	Total
Revenue	₩ 98,149	₩ 14,747	₩ 423,886	₩ 42,288	₩579,070
Operating loss	(21,147)	5,939	(3,656)	(8,846)	(27,710)
Tangible and intangible assets	479,826	11,691	2,126,218	124,673	2,742,408
Depreciation and amortization	32,998	804	146,224	8,574	188,600
2001					
Revenue	₩ 30,923	₩ 4,259	₩ 317,276	₩ 16,317	₩368,775
Operating loss	(35,899)	(2,903)	(51,119)	(2,012)	(91,933)
Tangible and intangible assets	502,739	63,918	1,970,795	22,487	2,559,939
Depreciation and amortization	28,682	3,647	117,446	1,564	151,339

IV. Opinion of Independent Auditors

1. Opinion of Independent Auditors

A) Auditors

1H 2002	2001	2000
Deloitte Touche Tohmatsu	Arthur Anderson	Arthur Anderson

B) Summary of Auditing Process

We have reviewed the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of June 30, 2002 and 2001, and the related non-consolidated statements of operations for the six month periods then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

1) Auditor's Opinion

Year	Summarizing of Auditor's Opinion
1H 2002	Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.
2001	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
2000	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2000, and the results of its operations, changes in its deficit and its cash flows for the year then ended in conformity with financial accounting standards in the Republic of Korea

2) Summary of Particular Situations

Year	Particular Situations
1H 2002	• Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
2001	• Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application
2000	• The Company issued American Depository Receipts based on 24,000 thousand common shares as authorized by the board of directors on March 29, 2000. Cash proceeds of ₩120,000 million received as a common stock and ₩278,797 million received in excess of par value, net of common stock issuance costs, and were recorded as capital surplus. • Without qualifying our opinion, we draw attention to Note 1 to the financial statements. The operations of the Company have been significantly affected, and may continued to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

3. Auditing Fees

1) Auditing fees to external auditors for the past 3 years

Year	Auditor	Auditing Fee (KRW)
2001	Anjin Co (Arther Andersen)	59,200,000
2000	Anjin Co (Arther Andersen)	115,000,000
1999	Samil (Price Waterhouse Coopers)	200,000,000

2) Auditing period of external auditors in the past 3 years

Year	Auditor	Auditing Period
2001	Anjin Co (Arther Andersen)	3 weeks

2000	Anjin Co (Arther Andersen)	3 weeks
1999	Samil (Price Waterhouse Coopers)	3 weeks

3) Contracts with auditors other than auditing

Year	Auditor	Fee (KRW)	Description
Dec. 2001	Anjin Co	47,500,000	Corporate restructuring
Jul. 2001	Anjin Co	85,000,000	Auditing customer centers
Dec. 2000	Anjin Co	60,000,000	Alignment of commission fee structure
Jul. 2000 – Sep. 2000	Anjin Co	70,000,000	IMT 2000 business related
May 2000	Anjin Co	45,000,000	Auditing customer centers
March 2000	Anjin Co	30,000,000	Outsourcing performance survey
March 2000	Anjin Co	15,000,000	Auditing Kwangjoo CATV
1999 – 2000	Samil (PWC)	70,000,000	IMT 2000 business related
1999 – 2000	Samil (PWC)	526,467,572	Nasdaq IPO

V. Governance Structure and Status of Affiliates


Dacom & LG Group 13.76%
Samsung Group 8.99%
SK Group 5.82%
Daewoo Securities 4.55%
LG Insurance 3.04%
Hanaro Telecom, Inc.
Hanaro Realty Development & Management Co. 99.99%
Hanaro T&I, Inc. 99.99%
Hanaro Web ⓝTV Co., Ltd. 90.91%
Hanaro Telecom America Co., Ltd 100%
Hanaro Technologies, Inc 99.99%
Dreamline 32.18%
M-Commerce 30.29%
Hanaro 800 Co. Ltd. 29.41%
NAWANET Co. Ltd. 20%
Webforus Co. Ltd. 20%

(As of Dec. 31, 2001) (As of Jun. 30, 2002)

The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. As of December 31, 2001, Dacom and its affiliates held a combined 13.76% interest; Samsung and its affiliate held a combined 8.99% interest; SK Telecom Co., Ltd. and its affiliates held a combined 5.82% interest; Daewoo securities held a 4.55% interest, and LG Insurance held a 3.04% interest.

As of June 30, 2002, Our affiliated companies in which Hanaro owns more than 20% stake are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web ⓝTV Co., Ltd. , Hanaro Telecom America Inc., Hanaro Technologies, Inc., Dreamline Co., Ltd., M-commerce, Hanaro 800 Co., Ltd., NAWANET Co., Ltd. and Webforus Co., Ltd.

On August 2, 2002, Hanaro Telecom transferred all the share of Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.

1. Governance Structure

(1) Board of Directors ("BOD")

1) Constitution of BOD

① Authority of BOD

- BOD shall make, by resolutions, decisions on important matters in the course of operation of Company
- Matters for which Board Resolutions are required;
  - Amendment of the Initial Business Plan;
  - Annual business plans, budgets, and settlement of accounts;
  - Call for a general meeting of shareholders and the agenda therefore;
  - Enactment, amendment or repeal of important internal regulations;
  - Establishment , removal or closing of branch or other offices of the Company;
  - Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;
  - Election or removal of the Representative Director.
  - Issuance of new shares;
  - Acquisition or disposal of material assets;
  - Institution of any important suit or settlement by compromise;
  - Allowing directors to carry on any business in competition with the Company;
  - Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

- Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;
- Any other important matters.

② Hanaro Telecom has 3 directors nominated by our shareholders holding more than 5% as of Dec 31, 2000.

③ Status of Independent Outside Directors (as of June 30, 2002)

Name	Experience
Dong Ki Kim	Outside Director of Hyundai Motors
Sung Kyou Park	The former Chairman and CEO of Daewoo Communications
Yong Hwan Kim	A member of the Korean Bar and the New York State Bar.
Wung Hae Lee	Vice President of KPMG
Hang-Gu Bahk	President of Hyundai Syscomm
Shin Bae Kim	Former Executive VP, Strategy Planning, SK Telecom

④ Descriptions on Management Liabilities Insurance

- Insured: the Company and 55 directors and officers including non-standing directors and independent directors
- Insurance company : LG Insurance Co., Ltd.
- Period: Jan. 1, 2002 ~ Jan. 1, 2003
- Premium : KRW118.3 million (paid by the Company)
- Insured Amount : KRW 2 billion(per each occurrence and for the whole year)

2) Operation of BOD

① Provisions of Operation of BOD

- Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she absent or unable to perform his or her responsibilities
- Election of standing directors
- Convening of Board of Directors
- Resolutions of Board of Directors
- Matters for which Board resolutions are required

② Convening of BOD and attendance of independent outside directors

Date	Important Agenda	Approved/ Rejected	Number of independent outside directors attended
2002.1.23	■ Internal accounting policy	Approved	7 out of 7
2002.2.7	■ Approval of Financial Statements for 2001 ■ Approval of Statements of Disposition of Deficits ■ Issuance of corporate bonds	Approved	7 out of 7
2002.2.19	■ Approval of 2001 Business Report ■ Approval of transaction with the largest shareholding group ■ Approval of partial business transfer ■ Approval cf issuance overseas Bonds with warrants ■ Approval of convening 5th AGM and agenda to be resolved	Approved	7 out of 7
2002.3.15	■ Approval of corporate bonds (public offering) ■ Approval of transfer of future receivables to SPC for issuance of ABS ■ Approval of transaction with DreamX.net	Approved	7 out of 7
2002.3.29	■ Approval of amendment to policy for operation of BOD ■ Approval of amendment to policy for internal audit committee ■ To elect members of internal audit committee ■ Approval of amendment to remuneration policy for directors ■ To appoint the chairman	Approved	4 out of 6
2002.4.22	■ Approval of corporate bonds (public offering)	Approved	4 out of 6

(2) Auditing System

1) Organization of Auditing System

① Constitution of Audit Committee ("AC")

- Relevant articles for establishing AC: Article 37-2 of the Company's Articles of Incorporation
- Incorporated on March 17, 2000.
- Responsibilities pursuant to the Company's charters on AC
  - Auditing of accounting and operation
  - Inspection of the Company's assets and operation
  - Inspection of reports to the Company's shareholders
  - Report to BOD about illegal action by the directors
  - Review External Auditor's Audit Report
  - Call for convening extraordinary meetings of shareholders

② Organization of AC

- Required members: Minimum of three persons (currently 4 members)
- Eligibility: Independent directors only
- Election of AC member: by the resolution of BOD
- Election of AC Chairman: by a majority vote of AC

③ Access to the management information

- Any member of AC has the right to attend BOD meetings and request for additional information
- Auditing team reviews all the important proposal sheets regarding business plan, contracts or agreements and investments through electronic system. And if needed, auditing team inspects legality and appropriateness.

2) Member of Audit Committee

Name	Position	Experience
Sung Kyou Park	Independent Director and Chairman of AC	The former Chairman and CEO of Daewoo Communications
Dong Ki Kim	Independent Director	Dean of Graduate School of Business and Administration at Korea University
Wung Hae Lee	Independent Director	Vice President of KPMG
Yong Hwan Kim	Independent Director	A member of the Korean Bar and the New York State Bar.

3) Convening Audit Committee

Date	Agenda	Approved/ Rejected	Remarks
Jan. 18, 2002	■ Periodic audit on IT department	Approved	
Mar. 11, 2002	■ Approval of preliminary financial statement ■ Approval of report on special audit on Hanaro Technology ■ Appointment of outside auditor	Approved	
Mar. 29, 2002	■ Election of Independent Director and Chairman of AC	Approved	
Jun. 12 2002	■ Periodic audit on official announcement department	Approved	

(3) Descriptions on exercising voting rights at the shareholders' meeting

1) Collective voting: N/A

2) Electronic voting: N/A

(4) Executive compensation for directors and members of Audit Committee

1) Maximum payment to directors and members of Audit Committee must be decided by resolution at shareholders' meeting
- Total amount paid for 1H 2002: KRW 432 million
- Approved amount for FY 2002: KRW 1,900 million

2) Stock options granted to directors

- See page 9, Status on Stock Purchase Option

2. Status of Affiliated Companies and Other Companies

(1) Investments in the affiliated companies and other companies

Please see page 94, Investment in affiliated & other companies

(2) Summary financial statements of affiliated companies

Name : Dreamline Co., Ltd.

(Unit: millions of Won)

Current Assets	**81,070**	**75,588**	**112,526**
Quick assets	81,070	75,588	112,526
Inventories	-	-	-
Non-current Assets	**507,579**	**510,391**	**158,756**
Investment assets	88,495	99,308	28,184
Property and equipment	417,521	406,629	127,295
Intangible assets	1,563	4,454	3,277
Deferred charges	-	-	-
TOTAL ASSETS	**588,649**	**585,979**	**271,282**
Current Liabilities	125,028	118,243	48,860
Non-current Liabilities	247,749	227,477	89,253
TOTAL LIABILITIES	**372,777**	**345,720**	**138,059**
Capital Stock	118,125	118,125	84,375
Capital Surplus	179,662	179,662	56,728
Capital reserves	179,662	179,662	56,728
Assets revaluation reserves	-	-	-
Retained Earnings	(81,914)	(57,527)	(7,879)
Capital Adjustments	(3)	-	-
TOTAL SHAREHOLDERS' EQUITY	**215,870**	**240,260**	**133,224**

Net Sales	139,740	82,390	19,527
Operating Income	6,248	(44,975)	(10,824)
Ordinary Income	(19,534)	(49,648)	(8,821)
Net Income	(20,087)	(49,648)	(7,998)

Name : Hanaro Realty Development & Management Co.

(Unit: millions of Won)

Description	2001	2000	1999
Current Assets	**2,207**	**2,055**	**1,425**
Quick assets	2,146	2,024	1,417
Inventories	61	31	8
Non-current Assets	**4,394**	**4,480**	**4,081**
Investment assets	70	72	2
Property and equipment	4,324	4,408	4,079
Intangible assets	-	-	-
Deferred charges	-	-	-
TOTAL ASSETS	**6,601**	**6,535**	**5,506**
Current Liabilities	1,306	1,349	398
Non-current Liabilities	2,570	2,585	2,550
TOTAL LIABILITIES	**3,876**	**3,934**	**2,948**
Capital Stock	2,500	2,500	2,500
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	227	111	78
Capital Adjustments	-	(10)	(20)
TOTAL SHAREHOLDERS' EQUITY	**2,727**	**2,601**	**2,558**

Net Sales	15,027	10,531	3,561
Operating Income	125	(43)	21
Ordinary Income	176	44	31
Net Income	124	44	17

Name : Hanaro Customer Service Inc.

(Unit: KRW million)

Description	2001	2000	1999
Current Assets	**2,108**	**1,562**	**774**
Quick assets	2,108	1,562	774
Inventories	-	-	-
Non-current Assets	**305**	**341**	**365**
Investment assets	1	-	-
Property and equipment	293	307	310
Intangible assets	11	34	55
Deferred charges	-	-	-
TOTAL ASSETS	**2,413**	**1,903**	**1,139**
Current Liabilities	1,013	898	238
Non-current Liabilities	518	158	54
TOTAL LIABILITIES	**1,531**	**1,056**	**292**
Capital Stock	900	900	900
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	(17)	(53)	(53)
Capital Adjustments	-	-	-
TOTAL SHAREHOLDERS' EQUITY	**883**	**847**	**847**

Net Sales	12,551	10,350	2,716
Operating Income	3	(45)	(85)
Ordinary Income	46	1	(48)
Net Income	36	-	(48)

Name : Hanaro Web(n)TV Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	1999
Current Assets	**2,254**	**2,550**	**1,335**
Quick assets	2,254	2,550	1,335
Inventories	-	-	-
Non-current Assets	**4,080**	**3,662**	**3,770**
Investment assets	426	117	227
Property and equipment	3,642	3,545	3,543
Intangible assets	12	-	-
Deferred charges	-	-	-
TOTAL ASSETS	**6,334**	**6,212**	**5,105**
Current Liabilities	1,497	1,976	1,839
Non-current Liabilities	609	622	1,105
TOTAL LIABILITIES	**2,106**	**2,598**	**2,944**
Capital Stock	5,500	5,500	5,500
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	(1,274)	(1,886)	(3,339)
Capital Adjustments	-	-	-
TOTAL SHAREHOLDERS' EQUITY	**4,226**	**3,614**	**2,161**

Net Sales	8,039	6,395	2,778
Operating Income	226	1,215	(266)
Ordinary Income	339	1,198	(402)
Net Income	423	(402)	312

Name : Hanaro Interdesk Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**2,175**	**269**	
Quick assets	2,175	269	
Inventories	-	-	
Non-current Assets	**148**	**198**	
Investment assets	2	8	
Property and equipment	135	176	
Intangible assets	11	14	
Deferred charges	-	-	
TOTAL ASSETS	**2,323**	**467**	
Current Liabilities	878	750	
Non-current Liabilities	405	63	
TOTAL LIABILITIES	**1,283**	**813**	
Capital Stock	1,000	1,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	41	(1,345)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**1,041**	**(345)**	

Net Sales	13,028	7,424	
Operating Income	(5)	(1,366)	
Ordinary Income	24	(1,345)	
Net Income	19	(1,345)	

Name : Hanaro Telecom America Co., Ltd.

(Unit: US$)

Description	2001	2000	
Current Assets	**536,906**	**257,820**	
Quick assets	536,609	257,820	
Inventories	-	-	
Non-current Assets	**9,166**	**10,000**	
Investment assets	-	-	
Property and equipment	-	10,000	
Intangible assets	9,166	-	
Deferred charges	-	-	
TOTAL ASSETS	**546,072**	**267,820**	
Current Liabilities	452,276	243,914	
Non-current Liabilities	-	-	
TOTAL LIABILITIES	**452,276**	**243,914**	
Capital Stock	20,000	20,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	73,796	3,906	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**93,796**	**23,906**	

Net Sales	3,639,754	397,348	
Operating Income	109,927	5,160	
Ordinary Income	109,927	3,906	
Net Income	69,927	3,906	

Name : Hanaro Technologies Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	1,359	339	
Quick assets	1,359	339	
Inventories	-	-	
Non-current Assets	527	492	
Investment assets	113	49	
Property and equipment	405	429	
Intangible assets	8	14	
Deferred charges	-	-	
TOTAL ASSETS	1,886	831	
Current Liabilities	468	480	
Non-current Liabilities	400	86	
TOTAL LIABILITIES	868	566	
Capital Stock	1,000	1,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	18	-734	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	1,018	265	

Net Sales	11,533	4,511	
Operating Income	1	-745	
Ordinary Income	23	-735	
Net Income	17	-735	

Name : M-Commerce

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**842**	**1,056**	
Quick assets	514	317	
Inventories	328	739	
Non-current Assets	**5,487**	**5,886**	
Investment assets	873	873	
Property and equipment	1,673	2,101	
Intangible assets	2,941	2,912	
Deferred charges	-	-	
TOTAL ASSETS	**6,329**	**6,942**	
Current Liabilities	7,411	3,968	
Non-current Liabilities	568	-	
TOTAL LIABILITIES	**7,978**	**3,968**	
Capital Stock	7,906	7,100	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	(9,445)	(4,028)	
Capital Adjustments	110	(98)	
TOTAL SHAREHOLDERS' EQUITY	**(1,650)**	**2,974**	

Net Sales	1,522	3,152	
Operating Income	(4,525)	(4,001)	
Ordinary Income	(5,495)	(4,028)	
Net Income	(5,495)	(4,028)	

Name : Hanaro 800 Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**34**	**102**	
Quick assets	34	102	
Inventories	-	-	
Non-current Assets	**142**	**181**	
Investment assets	10	49	
Property and equipment	96	96	
Intangible assets	36	36	
Deferred charges	-	-	
TOTAL ASSETS	**176**	**283**	
Current Liabilities	11	18	
Non-current Liabilities	33	-	
TOTAL LIABILITIES	**44**	**18**	
Capital Stock	340	340	
Capital Surplus	350	350	
Capital reserves	350	350	
Assets revaluation reserves	-	-	
Retained Earnings	(558)	(425)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**132**	**265**	
	32		
Net Sales	32	2	
Operating Income	(175)	(412)	
Ordinary Income	(157)	(413)	
Net Income	(413)	(413)	

Name : NAWANET Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**632**	**1,164**	
Quick assets	632	1,164	
Inventories	-	-	
Non-current Assets	**418**	**542**	
Investment assets	15	-	
Property and equipment	73	102	
Intangible assets	330	440	
Deferred charges	-	-	
TOTAL ASSETS	**1,051**	**1,706**	
Current Liabilities	16	5	
Non-current Liabilities	-	-	
TOTAL LIABILITIES	**16**	**5**	
Capital Stock	47	47	
Capital Surplus	2,023	2,023	
Capital reserves	2,023	2,023	
Assets revaluation reserves	-	-	
Retained Earnings	(1,036)	(369)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**1,035**	**1,701**	

Net Sales	25	1	
Operating Income	(687)	(419)	
Ordinary Income	(666)	(369)	
Net Income	(666)	(369)	

Name : Webforus Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	1999
Current Assets	**96**	**212**	**11**
Quick assets	96	212	11
Inventories	-	-	-
Non-current Assets	**180**	**72**	**90**
Investment assets	1	1	1
Property and equipment	19	9	14
Intangible assets	159	62	75
Deferred charges	-	-	-
TOTAL ASSETS	**276**	**285**	**101**
Current Liabilities	9	18	44
Non-current Liabilities	-	-	-
TOTAL LIABILITIES	**9**	**18**	**44**
Capital Stock	250	250	50
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	17	17	7
Capital Adjustments	(1)	(1)	-
TOTAL SHAREHOLDERS' EQUITY	**267**	**267**	**57**

Net Sales	338	264	48
Operating Income	1	10	7
Ordinary Income	1	12	7
Net Income	1	11	7

3. Investments in the affiliated companies (As end of June 2002)

1) Investment in affiliated companies

(Unit: in millions of Won)

Description	Number of Shares owned	Ownership	Acquisition Cost	Remarks
Hanaro Realty Development & Management Co., Ltd.	499,998	99.90%	2,500	Subsidiary
Hanaro T&I Inc.	379,996	99.90%	1,900	Subsidiary
Hanaro Web ⓝTV Co., Ltd.	550,000	90.90%	17,309	Subsidiary
*Hanaro Technologies, Inc	199,998	99.90%	1,000	Subsidiary
Hanaro Telecom America, Inc.	2,000	100.00%	23	Subsidiary
M-Commerce	91,155	30.30%	456	Subsidiary
Dreamline Co., Ltd.	7,601,869	32.20%	40,584	Subsidiary
NAWANET Co., Ltd.	9,500	20.00%	207	Subsidiary
Hanaro 800 Co., Ltd.	200,000	29.41%	39	Subsidiary

Webforus Co., Ltd.	5,000	20.00%	60	Subsidiary
Total	**9,539,516**		**64,078**	

* On August 2, 2002, Hanaro Telecom transferred all the share of Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.

2) Investment in others

(Unit: in thousands of Won)

Description	Number of Shares owned	Ownership (%)	Acquisition Cost
LG Telecom	1,035,652	0.37	7,208,138
Net Security Technology, Inc	264,000	2.35	509,520
IMRI, Inc.	40,000	0.63	104,800
Media Valley, Inc.	180,000	5.4	358,887
Korea Information Assurance, Inc.	20,000	0.47	100,000
C.C.S.	300,000	10.0	4,500,000
Cosmo I&C	38,000	10.0	600,000
Chungnam Cable TV system	48,000	3.0	600,000
Doall Infotech Co., Ltd.	20,160	10.8	330,000
Neo Media, Inc	176,000	8.8	280,000
Gameventure, Inc.	890,000	9.55	1,780,000
Paper Us, Inc	18,500	9.99	199,800
Silicon Valley News Inc.	500,000	4.42	-
Entertech, Inc.	17,281	11.8	300,000
Internet Metrics, Inc.	150,000	3.0	300,000
InterVEG, Inc	200,000	4.61	500,000
Digital Rank, Inc	60,000	9.26	300,000
*TYZEM, Inc.	78,258	3.36	499,990
Cyworld, Inc.	1,394	1.0	11,219
Dauinternet, Inc.	8,878	0.71	1,099,986
IMNet21, Inc	7,200	1.87	5,056
RTVPlus, Inc	13,400	5.0	103,938
KINX, Inc.	10,000	6.67	50,000
Ilshin Leisure, Inc.	2	0.01	2,000
Engineering Benevolent Association	100	0.03	14,143
KDBC – Hanaro Interventure Fund	31	31.0	3,100,000
Hanafos (ABS)	40	2.0	200
Hanadream (ABL)	100	5.0	500
Total	**4,076,998**	-	**22,858,177**

* KRW 240 million worth of C.C.S.'s corporate bonds and KRW9,000 million worth of Hanafos ABS's corporate bonds are included in Investment Securities on B/S

VI. Information Regarding Shares and Shareholders

1. Ownership Structure

A) Detailed Information of the Largest shareholder

(As of August 14, 2002)

Description	Type of Stock	Number of Shares	Ownership
Dacom Corporation	Common share	19,754,656	7.07%
LG Electronics Inc.	Common share	11,175,047	4.00%
LG Telecom Co., Ltd.	Common share	5,397,574	1.93%
Dacom System Technologies	Common share	5,000	0.00%
Total		36,332,277	13.01%

** The ownership of largest shareholder may decrease due to exercise of warrants, 279,322,680 shares*

(2) Major shareholders (with 5% or more shareholding)

(As of Dec 31, 2002)

Description	Type of Stock	Number of Shares	Ownership
Samsung Electronics Co., Ltd	Common share	23,542,281	8.43%
SK Telecom	Common share	15,117,710	5.41%
Total		38,695,991	13.84%

** The table above is compiled based on the list as of December 31, 2001 and the ownership may decrease due to exercise of warrants.*

(3) Ownership by institutions (As of December 31, 2001)

	# of Shareholders	Percentage	# of Shares	Percentage
Government	-	0.00%	-	0.00%
State-Owned	-	0.00%	-	0.00%
Security Houses	6	0.00%	12,572,733	4.76%
Insurance Companies	3	0.00%	8,245,156	3.12%
Investment Trust	14	0.01%	6,419,775	2.43%
Commercial Banks	8	0.01%	976,562	0.37%
Merchant Bank	1	0.00%	70,000	0.03%
Mutual Savings & Finance Companies	8	0.01%	170,014	0.06%
Other Institutions	682	0.43%	109,210,512	41.37%
Individuals	158,095	99.48%	112,622,744	42.66%
Foreigners	100	0.06%	13,712,504	5.19%
Total	158,917	100.00%	264,000,000	100.00%

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in

shares up to data is not available. The table above is compiled based on the list as of December 31, 2001.

(4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2001)

	# of shareholders	Ownership	# of shares	Ownership
Minor Shareholder (Total)	158,905	99.99%	154,748,394	58.62%
Major Shareholder	4	0.00%	36,332,277	13.76%
Others	8	0.01%	72,919,329	27.62%
Total	158,917	100.00%	264,000,000	100.00%

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001

2. Information on shares and share certificates

1) Preemptive right

① Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

② If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed in accordance with resolution of the Board of Directors of the Company.

③ Notwithstanding the provisions of the foregoing paragraph ①, the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

- If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;
- If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
- If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;
- If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;
- If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or
- If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

④ Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

⑤ In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

(2) Fiscal year

- The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

(3) General shareholders' meeting

- The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

(4) Closure of shareholders register and setting of record date

- The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

- The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

- The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

- The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

(5) Class of shares and denomination of share certificates

- The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1),

Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

(6) Shares register and transfer agent

- For domestic : Korea Securities Depositary (Tel: 3772-9000)
- For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

(7) Public notice

- Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.

3. Stock performance during last six (6) months.

(1) Domestic

(Unit: KRW, thousands of share)

Description		Jun	May	Apr	Mar	Feb	Jan, 2002
KOSDAQ	High	5,370	6,400	6,790	7,850	5,950	6,390
	Low	3,770	4,930	5,630	5,950	5,270	5,190
Monthly trading volume		41,388	64,552	165,201	211,939	69,829	184,949

(2) Overseas

(Unit: US$, ADR)

Description		Jun	May	Apr	Mar	Feb	Jan, 2002
NASDAQ	High	4.1010	5.0000	5.3500	5.6800	4.5500	4.6900
	Low	3.2890	4.1000	4.2000	4.2500	3.8600	3.8000
Monthly trading volume		147,900	224,900	472,900	333,700	228,000	329,100

VII. Information on Directors, Officers & Employees

1. Directors and executive officers

(1) Directors (As of August. 14, 2002)

Name	Position
Yun-Sik Shin	Director, President and Chief Executive Officer
In-Haeng Lee	Representative Director and Senior Executive Vice President
Jin-Duck Kim	Executive Vice President
Young-Woo Nam	Non-standing Director
Soonho Hong	Non-standing Director
Shin-Bae Kim	Outside Director
Sung Kyou Park	Outside Director & member of Audit Committee
Hang-Gu Bahk	Outside Director
Yong Hwan Kim	Outside Director & member of Audit Committee
Wung Hae Lee	Outside Director & member of Audit Committee
Dong Ki Kim	Outside Director & member of Audit Committee

* Salaries paid to only 8 registered directors and executive officers and the amount of total salaries paid in 1H 2002 is KRW 432 million. (including resigned directors)

(2) Other executive officers (As of August 14, 2002)

Name	Position
Jong-Myung Lee	Senior Executive Vice President
Jin-Ha Kim	Executive Vice President
Taek Min Kwon	Senior Vice President
Hong Yeol Joo	Senior Vice President
Jin-Woong Kho	Senior Vice President
Hyung-Keun Song	Senior Vice President
Young Ho Cho	Senior Vice President
Matt Ki Lee	Vice President
Sung-Chan Son	Vice President
Kyoung Lim Yun	Vice President

* The amount of total salaries paid in 1H 2002 is KRW 765 million.

(3) Officers holding post in subsidiary (As of May 15, 2002)

Name	Title	Subsidiary		
		Name	Title	Remarks
Yun-Sik Shin	President and CEO	HanaroDream Corp	President	Non-standing
Jin-Duck Kim	Executive Vice President	Hanaro T&I Inc.	Director	Non-standing

2. Employees (As of Jun. 30, 2002)

(Unit: in millions of Won)

Description	Employee	Others[1]	Amount of Total Wages paid in 2001
Male	1,351	25	37,986
Female	89	64	4,583
Total	1,440	89	39,569

Note 1) others mean full time employees employed on a contractual basis.

Note 2) none of our employees is represented by a labor union.

VIII. Material Transactions with Related Parties

1. Transactions with the major shareholder

A) Investment Details

Shareholders	Face Value	Balance
LG Telecom.	KRW 5,210	KRW 5,396 million

B) Real estate rent

(Unit: Square yard, in thousands of Won)

Shareholders	Type	Location	Increase in rental space (Square yard)	Rental details		
				Term of contract	Deposit	Rent
Dacom Corporation	Building	Dong-Ku, Pusan	-	Jul 1, '00 – Jun. 30, '02	-	128
	Building	Youngdeung po-Ku, Seoul	-	Aug. 7, '99 – Dec. 31, '04	210,080	1,750
	Building	Namdong-Ku, Inchon	-	May 27, '98 – May 26, '03	1,728,400	-
	Building	Kwachoen Kyunggi	-	Jul. 10, '98 – Jul. 9, '03	188,000	-
	Building	Dong-Ku, Pusan	-	May 27, '98 – May 26, '03	1,267,369	2,205
	Building	Pyungtak, Kyunggi		Aug. 17, '01 – Aug. 16, '03	112,800	-
	Building	Jungeup, Jeonbook		Aug. 17, '01 – Aug. 16, '03	78,000	-
	Building	Icheon Kyunggi		Aug. 17, '01 – Aug. 16, '03	100 000	
	Building	Namwon, Jeonbook		Sep. 19, '01 – Sep. 18, '03	28,410	-
	Building	Milyang, Kyungnam		Sep. 14, '01 – Sep. 13, '03	20,000	90
	Building	Koori, Kyunggi		Sep. 20, '01 – Sep. 19, '03	186,830	
LG Telecom	Building	Nam-Ku, Kwangjoo	-	Jan. 1, '02 – Dec. 31, '02	-	1,000
	Building	Suwon Kyunggi		Dec. 21, '01 – Dec. 20, '02	3,000	900

	Building	Yeonje-Ku, Pusan	-	Sep. 29, '01 - Aug. 26, '02	4,267	500
LG Industrial Systems	Building	Sasang-Ku, Pusan	-	Mar. 01, '01 – Feb. 28, '06	1,000,000	
Dreamline Co., Ltd.	Building	Chunahn, Chungnam	32	Jul. 16, '02 – Jul. 15, '04	38,000	14,400
	Building	Eujongbu, Kyunggi	12.9	Jul. 16, '02 – Jul. 15, '04	32,000	8,200
Total			44.9		4,997,156	24,173

C) Long term Contracts

(Unit: in billions of Won)

Shareholders	Type of contract	Term of Contract	Object of contract	Amount	Remarks
LG Capital Services Corp.	Long-term Lease Contract	Jun. 26, '01 – Jun. 25, '03	LG Electronics' products	50	A capital lease contract in aggregate amount up to KRW 50 billion committed. Drawndown to be contracted and executed from the demand of HTI.
Dacom Corporation	Long-term interconnection agreement	Jan. 1, '02 – Dec. 31, '02	Telecom equipments and interconnection	54	The total contract amount is not the amount stated in the contract. Rather, it is an estimate of maximum transaction amount for the full year approved at the board of directors meeting. Considering frequency and amount of contract less than the limit of corporate disclosure, date of transaction is set on the date of board resolution and transaction period as the full year of 2002.
Total				104	

D) Transfer of Business with Major Shareholders

Please see page 29, Transfer of Business with Major Shareholders

2. Transactions with shareholders, employees and others

A) Loans to employees

Our Company provided loans to our employees for the purchase of common stocks and also provided housing loans to our employees. These loans are secured by the shares purchased and accrued severance benefits of the borrowing employees respectively.

(Unit: in millions of Won)

Description	Beginning Balance	Increase (Decrease)	Ending Balance
Loan to employees	10,337	10,388	20,725

B) Real estate rent

(Unit : Square Yard, in thousands of Won)

Name	Type	Location	Increase in rental space (Square yard)	Rental details		
				Term of contract	Deposit	Rent
SKT Corporation	Building	Bundang-Ku, Sungnam	-	May 3, '99 – May 2, '04	2,061,900	-
	Building	Dalseo-Ku, Daeku	-	Apr. 11, '02 ~ Apr. 10, '03	-	780
	Building	Jung-Ku Daejeon	-	Mar.5, '02 – Mar.4, '04	520,000	-
	Building	Dong-Ku Kwangju		Sep. 29, '01 ~ Aug. 26, '02	50,000	493
Total			-	,	2,631,900	1,273

X. Notes to Financial Statements

1. Details of Deposits and etc.

(Unit: in millions of Won)

Title of Account	Name of Financial Institution	Outstanding Balance	Interest income incurred	Collateral	Remarks
Cash and Cash equivalent	Korea Investment Trust Co., Ltd.	82,000	-	-	-
	Daehan Investment Trust Securities Co., Ltd	60,000	-	-	-
	CJ Investment Trust & Securities	39,793	-	-	-
	Hyundai Investment Trust & Securities	37,185	-	-	-
	Seoul Bank	34,001	-	-	-
	Others	92,771	-	-	-
	Sub total	345,750	-	-	-
Restricted cash and deposits	Korea Exchange Bank	2.5	-	-	-
	Kookmin (Housing & Commercial)Bank	2.5	-	-	-
	Sub total	5	-	-	-
Other deposits	Kookmin (Housing & Commercial)Bank	56,900	-	-	-
	Kwangju Bank	35,000	-	-	-
	Korea First Bank	20,000	-	-	-
	Industrial Bank of Korea	19,000	-	-	-
	Hana Bank	8,500	-	-	-
	Others	6,300	-	-	-
	Sub total	145,700	-	-	-
Total		491,455	12,929	-	-

2. Marketable Securities

(Unit: in thousands of Won)

	Type	Acquisition cost	Book value	Evaluated profit/loss
Securities	Investment securities	25,000,000	21,008,152	-3,991,848
Bonds	Government bonds	40,000,000	40,322,400	322,400
		65,000,000	61,330,552	-3,669,448

3. Details of Trade Receivables

(Unit: in millions of Won)

Title of Account	Debtor	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Trade Receivables	Subscribers	134,035	627,512	578,869	182,678	
Allowance for bad debts		(3,358)	(2,507)	-	(5,865)	
Total		130,677	625,005	578,869	176,813	

4. Details of Short-term Borrowings

(Unit: in millions of Won)

Title of Account	Creditor	Kind of Loan	Amount	Interest Rate(p.a.)	Remarks
Short-term borrowings	Woori Bank	Loan	25,000	8.20%	-
Total			25,000		

5. Details of Trade Payables

(Unit: in thousands of Won)

Title of Account	Creditor	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Short-term trade payables	Wellink Co., Ltd	60,108,165	-	22,175,076	37,933,089	
	Samsung Electronics Co., Ltd.	34,841,460	-	12,668,450	22,173,010	
	Boasnet Systems	17,020,967	2,375,163	-	19,396,130	
	Mercuty Co., Ltd	37,705,411	-	20,857,143	16,848,268	
	Hanil Techline	16,822,080	-	3,744,510	13,077,570	
	Others	275,530,964	-	91,320,499	184,210,465	
	Sub total	442,029,047	2,375,163	150,765,678	293,638,532	
Long-term trade payables	Cisco Korea	23,163,924	-	4,928,945	18,234,979	
	Samsung Card	12,394,442	-	9,395,186	2,999,256	
	HP Korea	4,773,780	-	762,876	4,010,904	
	HP Korea (in US$)	(9,190,831)	-	(3,196,110)	(5,994,721)	
	LG Card	7,984,562	4,833,648	-	12,818,210	
	Sub total	57,507,539	4,833,648	18,283,117	44,058,070	
Total		499,536,586	7,208,811	169,048,795	337,696,602	

6. Details of Long-term Borrowings

(Unit: in millions of Won)

Lender	Kind of Loan	Interest Rate (p.a.)	Beginning Balance	Increase	Decrease	Ending Balance	Repayment Schedule				
							2003 1H	2004 1H	2005 1H	2006 1H	2007 1H
Korea Exchange Bank	Information Promotion Fund	6.50	33,268	-	6,662	26,606	13,324	13,282	-	-	-
KDB Capital	Information Promotion Fund	7.25	35,919	-	-	35,919	8,980	11,973	11,973	2,993	-
Kookmin (Housing & Commercial)Bank	Information Promotion Fund	6.00	74,390	37,180	-	111,570	-	21,696	37,190	37,190	15,494
Industrial Bank of Korea	Information Promotion Fund	5.00	16,150	-	-	16,150	-	2,692	5,383	5,383	2,692
Chohung Bank	Loan	9.94	10,000	-	-	10,000	10,000	-	-	-	-
Hanvit Bank	Loan	8.41	7,000	-	-	7,000	-	7,000	-	-	-
Kwangju Bank	Loan	7.60	15,000	-	-	15,000	-	-	15,000	-	-
HP Korea	Foreign Currency Loan	9.16	39,221	-	10,674	28,547	15,757	12,790	-	-	-
Total			230,948	37,180	17,336	250,792	48,061	69,433	69,546	45,566	18,186

7. Details of Bonds Issued

(Unit: in millions of Won)

Type	Issue Date	Amount	Interest	Maturity
Local Debenture (public placement)	June 5, 2000	250,000	9.00% p.a.	3 years
Local Debenture (private placement)*	June 16, 2000	262,500	7.85% p.a.	5 years
Local Debenture (public placement)*	Aug. 10, 2000	140,000	8.00% p.a.	2.5 years
Local Debenture (private placement)*	Dec. 27, 2000	20,000	10.08% p.a.	2 years
Local Debenture (private placement)*	Dec. 28, 2000	10,000	10.13% p.a.	2 years
Local Debenture (private placement)*	Dec. 28, 2000	15,000	10.18% p.a.	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a.	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a	2 years
Local Debenture (private placement)*	May. 29, 2001	10,000	9.34% p.a	2 years
Local Debenture (private placement)*	Sep. 25, 2001	15,000	7.84% p.a	3 years
Convertible Bonds (private placement)*	Dec. 24, 2001	27,800	2.00% p.a	3 years
Local Debenture (public placement)	Feb. 18, 2002	60,000	9.22% p.a	2 years
Local Debenture (public placement)	Feb. 18, 2002	40,000	9.89% p.a	2.5 years
Bonds with Warrants (public placement)	Feb. 26, 2002	120,250	8.00% p.a	5 years
Local Debenture (public placement)	Mar. 25, 2002	80,000	9.74% p.a	2.5 years
Local Debenture (public placement)	Mar. 25, 2002	20,000	10.20% p.a	3 years
Local Debenture (public placement)	May, 2. 2002	100,000	8.28% p.a	3 years
Total		1,200,550		

IX. Other Required Articles

1. Public Disclosure from January 1, 2002 to August 14, 2002

A) Public disclosure pursuant to Articles 6-2 and 6-3

Date	Agenda	Public Disclosure
Feb. 4, 2002	Addition of Affiliated Company	- Name : DreamX.net Co. - Major Business : Internet portal service - Purpose of addition: Upon the acquisition of a controlling stake in Dreamline Co., Ltd., Hanaro added Dreamline's affiliated company, DreamX.net as one of its affiliated companies
Feb. 7, 2002	5% Increase in Revenue Compared to Previous Fiscal Year	- Total increase in revenue: KRW 489,261,488,332 - % of increase in revenue: KRW 145.5 - Revenue in fiscal year 2001: KRW 825,448,608,147 - Revenue in fiscal year 2000: KRW 336,187,119,815 - Reason for the increase: growth in revenue attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors
Feb. 7, 2002	Over 15% Decrease in Ordinary loss Compared to Previous Fiscal Year	- Total amount of decrease in ordinary loss: KRW 55,000,775,872 - % of decrease in ordinary loss: KRW 18.4 - Ordinary loss in fiscal year 2001: -KRW 244,112,785,989 - Ordinary loss in fiscal year 2000: -KRW 299,113,561,861 - Reason for the decrease: growth in revenue and a slowdown in increase of operating costs attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors subscribers
Feb. 7, 2002	Over 15% Decrease in Net loss Compared to Previous Fiscal Year	- Total amount of decrease in net loss: KRW 55,000,775,872 - % of decrease in net loss: KRW 18.4 - Net loss in fiscal year 2001: -KRW 244,112,785,989 - Net loss in fiscal year 2000: -KRW 299,113,561,861 - Reason for the decrease: growth in revenue and a slowdown in increase of operating costs attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors subscribers
Feb. 20, 2002	Resolution of Issuing Bonds with Warrants	- Face Value : US$ 100 Million - Market : Euro market - Yield to maturity : 8%/ annum (tentative) - Exercise rate : 100% - Date of board of directors' resolution : Feb. 19, 2002
Feb. 20, 2002	Transfer of Business with Major Shareholders	- Company name: DreamX.net Co. - Relationship: affiliated company - Subject of transfer: Hananet business (portal, e-commerce, cyber education, etc.) - Purpose of transfer: integration of e-business - Date of board of directors' resolution : Feb. 19, 2002
Feb. 20, 2002	Board Resolution for AGM	- Date of board of directors' resolution : Feb. 19, 2002 - Purpose of board meeting: AGM - Tentative date for AGM: March 29, 2002-04-02 - AGM agenda Item 1. Approval of balance sheet and income statement for the fiscal year 2001 Item 2. Approval of statement of disposition of deficit Item 3. Amendment of the Articles of Incorporation Item 4. Amendment of Article for officers' severance

		payment Item 5. Appointment of directors Item 6. Approval of ceiling amount remuneration for directors for year 2002
Feb. 20, 2002	Transaction with the Largest Shareholding Group	- Company name: Dacom Corporation - Amount of transaction: KRW 54 billion - Date of board of directors' resolution : Feb. 19, 2002
Feb. 22, 2002	Issuing Bonds with Warrants	- Face Value : US$ 100 Million - Market : Euro market - Warrants Exercisable Period : May 26, 2002 ~ January 26, 2007 - Yield to maturity : 8.8% p.a. - Exercise rate : 100%
Feb. 27, 2002	Derivative Open Account	- Contract amount: USD 50 million (Won/USD swap) - Previous balance of derivative contract: KRW 63.5 billion - Changes in contract: KRW 68,204,500,000 - Reason for change: swap unwinding - Date of change: Feb. 26, 2002
Mar. 12, 2002	Appointment of outside auditor	- Name of outside of auditor: Anjin & Co - Date of appointment: March 11, 2002 - Contract period: Jan. 1, 2002 – Dec. 31, 2004 - Background of appointment: re-appointment due to termination of audit period - Eligibility of auditor: fair
Mar. 14, 2002	Pre-information for the 5th AGM	- Role of outside directors and issues concerning compensation ● Role of outside directors ● Compensation for outside directors and others - Major shareholders ● In cases where as a single transaction exceeds the designated amount ● In cases where as a certain designated transactions or the total transaction amount within a certain year exceeds the designated amount - Pre-information for the 5th AGM ● Business outlook ● Reference materials for the 5th AGM
Mar. 21, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 14,951,970,000 - Balance of Capital stock : KRW 1,334,951,970,000 - Increase number of shares : 2,990,394 - Total number of shares outstanding : 266,990,,394 - Change : 1.13 - Relates on Bonds with Warrants ● Number of shares to be issued : 24,714,000 ● New balance : KRW 108,618,030,000
Mar. 22, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 21,130,470,000 - Balance of Capital stock : KRW 1,356,082,440,000 - Increase number of shares : 4,226,094 - Total number of shares outstanding : 271,216,488 - Change : 1.58 - Relates on Bonds with Warrants ● Number of shares to be issued : 24,714,000 ● New balance : KRW 87,487,560,000
Mar. 28, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 30,027,510,000 - Balance of Capital stock : KRW 1,386,109,950,000 - Increase number of shares : 6,005,502 - Total number of shares outstanding : 277,221,990 - Change : 2.21 - Relates on Bonds with Warrants ● Number of shares to be issued : 27,714,000 - New balance : KRW 57,460,050,000
Mar. 29, 2002	FY2001 Annual Report	- Submission of the report

Mar. 29, 2002	Resolution of AGM	● Approval of financial statementsTotal assets: KRW 3,580,692 million ● Total liabilities: KRW 2,151,363 million ● Paid-in-capital: KRW 1,320,000 million ● Total shareholders' equity: KRW 1,429,329 million ● Revenue: KRW 825,448 million ● Loss before income taxes: - KRW 244,112 million ● Net loss: -KRW 244,112 million ● Loss per share: - KRW 925 - Appointment of directors: Dong Ki Kim, Sung Kyou Park, Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae Kim, Soonho Hong - Outside directors ● Total number of registered directors: 6 persons ● Total number of outside directors: 6 persons ● Ratio of outside directors to total directors: 50% - Other resolutions ● Item 1. Approval of balance sheet and statement of operations for the fiscal year 2001 > Approved ● Item 2. Approval of statements of disposition of deficit for the fiscal year 2001 > Approved ● Item 3. Amendment to the articles of incorporation > Approved ● Item 4. Amendment to the regulation on severance payment for standing directors > Approved ● Item 5. Appointment of new directors > Approved ● Item 6. Approval of maximum amount of remuneration for directors for year 2002 > Approved
Mar. 29, 2002	Appointment of Members of Audit Committee	- Audit committee members: Dong Ki Kim, Yong Hwan Kim, Wung Hae Lee, Sung Kyou Park - Ground for appointment: The four members were re-appointed at the 44th board of directors meeting which was held after Hanaro's 5th AGM.
Mar. 29, 2002	Appointment of outside directors	- Outside directors: Dong Ki Kim, Sung Kyou Park, Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae Kim - These directors were ppointed at Hanaro's 5th AGM - Others: The term for these outside directors is their remaining term as independent, non-standing directors.
Mar. 29, 2002	Resignation of outside director	- Name of director: Min Rae Cho - Reason for resignation: personal reasons
Apr. 8, 2002	Ownership of shares by director	- Name of director: Soonho Hong - Previous balance: 0 shares - New balance: 500 shares
Apr. 17, 2002	Interest Rate Swap	- Contract: Interest rate swap for KRW 100 billion (Floating Rate Note) - Date of contract: April 16, 2002 - Total assets (fiscal year 2001, Won): KRW 3,580,692,468,911 - Description ● Hanaro entered into an interest rate swap contract with a local bank under which Hanaro agreed to pay a 7.95% fixed rate o he notional principal of KRW 100 billion and receive a 3-year Korean treasury bond rate. ● The swap contract was signed on April 16, 2002, but it will become effective on May 2, 2002.
Apr. 26, 2002	FY 2001 consolidated annual report	- Submission of FY 2001 consolidated annual report
May. 15, 2002	2001 1Q Report	- Submission of the report
May. 27, 2002	Adjustment to Subscription Price of Bonds with Warrants	- Adjustment to the subscription price for the warrants From KRW 7,388/share to KRW 5,977/share - Effective date : May 27, 2002

Jul. 3, 2002	Open Interest Balance of Derivatives	- Derivative Traded : Won?US$ Forward (US$ 50,000,000) - Amount of Purchase : KRW 61,216,000,000 - Ratio to Total Asset : 1.71% - Date when Balance of Open Interest Incurred : July 2. 02
Jul. 16, 2002	Lease of Real Estate to Affiliated Company	- Name : Dreamline Co., Ltd - Date of Lease : July 16, 2002 - Subject of Lease : Building - Specific of Lease ● Period of Lease : July 16, 2002 ~ July 15, 2002 ● Deposit : KRW 70,000,000 ● Rent : KRW 17 600 000
Aug. 2, 2002	Disaffiliation of Affiliated Company	- Affiliated Company Concerned ● Name : Hanaro Technologies, Inc. ● Capital Stock : KRW 1,000,000,000 ● Total Asset : 1,886,311,717 - Disposal Amount : 1,036,789,632 ● No. of Stocks Disposed : 199,998 shares ● Equity Investment Ratio after Disposal : 0.00%

B) Public disclosure pursuant to KOSDAQ regulations

Date	Title	Public Disclosure
Feb. 4, 2002	Addition of Affiliated Company	
Feb. 7, 2002	5% Increase in Revenue Compared to Previous Fiscal Year	
Feb. 7, 2002	Over 15% Decrease in Ordinary loss Compared to Previous Fiscal Year	
Feb. 7, 2002	Over 15% Decrease in Net loss Compared to Previous Fiscal Year	
Feb. 15, 2002	Disclosure of Inquiry	- Hanaro Telecom, Inc. announces that the company will hold a board meeting within Feb. 2002 to discuss and approve the issuance of US$100,000,000 bonds with warrants. Final resolutions of the meeting regarding the planned issuance of US$100,000,000 bonds with warrants will be promptly announced..
Feb. 20, 2002	Resolution of Issuing Bonds with Warrants	
Feb. 20, 2002	Transfer of Business with Major Shareholders	
Feb. 20, 2002	Board Resolution for AGM	
Feb. 20, 2002	Transaction with the Largest Shareholding Group	
Feb. 22, 2002	Issuing Bonds with Warrants	

Feb. 26, 2002	Disclosure of Inquiry	- It is true that Hanaro Telecom, Inc. is in talks with Korea Thrunet Co., Ltd. Regarding a possible consolidation between the two companies. However, there has been no substantial development such as signing of a consolidation contract or an exchange of MOU. Any material developments on this issue will be promptly announced going forward.
Feb. 27, 2002	Derivative Open Account	
Mar. 12, 2002	Appointment of outside auditor	
Mar. 14, 2002	Pre-information for the 5th AGM	
Mar. 21, 2002	Exercise of Warrants	
Mar. 22, 2002	Exercise of Warrants	
Mar. 25, 2002	Re-disclosure of Inquiry on Feb. 26, 2002	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Mar. 28, 2002	Exercise of Warrants	
Mar. 29, 2002	FY2001 Annual Report	
Mar. 29, 2002	Resolution of AGM	
Mar. 29, 2002	Appointment of Members of Audit Committee	
Mar. 29, 2002	Appointment of outside directors	
Mar. 29, 2002	Resignation of outside director	
Mar. 29, 2002	Notice of Change of Representative Directors	- Before the change ● President & CEO: Yun-Sik Shin ● President & Senior Executive VP: Dong Sung Cho ● The above two persons are independent representative director of the Company. - After the change ● President & CEO: Yun-Sik Shin ● President & Senior Executive VP: Dong Sung Cho ● President & Senior Executive VP: In Haeng Lee ● The above three persons are independent representative directors of the Company. - Ground for change: By having an independent, designated representative for each business area, Hanaro attempts to proactively respond to the competitive landscape of the telecommunications industry.
Apr. 1, 2002	Re-disclosure of Inquiry on Feb. 26, 2002	- Hanaro decided to terminate the talks with Thrunet for a possible consolidation between the two companies upon Thrunet's decision to dispose of its leased line business to SK Telecom, which would minimize material synergistic effects possibly resulted from the consolidation.
Apr. 2, 2002	Notice of Change of Representative Directors	- Before the change ● President & CEO: Yun-Sik Shin ● President & Senior Executive VP: Dong Sung Cho ● President & Senior Executive VP: In Haeng Lee ● The above two persons are independent representative director of the Company. - After the change ● President & CEO: Yun-Sik Shin ● President & Senior Executive VP: In Haeng Lee ● The above three persons are independent representative directors of the Company.

		- Ground for change: Mr. Dong Sung Cho resigned for personal reasons.
Apr. 6, 2002	Ownership of shares by director	
Apr. 17, 2002	Interest Rate Swap	
Apr. 26, 2002	FY 2001 consolidated annual report	
May. 15, 2002	2001 1Q Report	
May. 27, 2002	Adjustment to Subscription Price of Bonds with Warrants	
Jul. 3, 2002	Open Interest Balance of Derivatives	
Jul. 16, 2002	Lease of Real Estate to Affiliated Company	
Aug. 2, 2002	Disaffiliation of Affiliated Company	

2. Summary of Annual General Meeting of Shareholders

Date	Agenda	Resolution
The 5th AGM (March 29, 2002)	Approval of Balance Sheet and Statements of operations for the FY2001	Approved
	Approval of Statements of Disposition of Deficit for the year FY2001	Approved (no dividend)
	Amendments to the Articles of Incorporation	Approved
	Amendments to the regulation on severance payment for standing directors	Directors newly elected; Dong Ki Kim (Non-standing) Sung Kyou Park (Non-standing) Yong Hwan Kim (Non-standing) Wung Hae Lee (Non-standing) Hang Gu Bahk (Non-standing) Shin Bae Kim (Non-standing) Soon Ho Hong (Non-standing)
	Appointment of new directors	Approved
	Approval of maximum amount of remuneration for directors for year 2002	Approved
The 4th AGM (March 23, 2001)	Approval of Balance sheet & Statement of operations for FY2000	Approved
	Approval of Statement of disposition of deficit for FY2000	Approved (no dividend)
	Amendments of the Articles of Incorporation	Approved (denomination of share certificates and etc.)

	Amendment of Article for officers' severance payment	Approved
	Appointment of new directors	Directors newly elected; In-Haeng Lee (Standing) Jin-Duck Kim (Standing) Min-Rae Cho (Non-standing)
	Approval of ceiling amount of remuneration for directors for year 2001	Approved
	Appointment of new independent auditor	Arthur Anderson (Anjin & Co)

3. Contingent Liabilities

(1) Promissory notes

Creditor	Number of notes	Amount	Remarks
Financial institutions	4	Blank	Relating to loan

4. Matters of Importance after 1H 2002 Book Closing

(1) Open Interest Balance of Derivatives

- Please find chapter IX. Other Required Articles > 1. Public Disclosure

(2) Lease of Real Estate to Affiliated Company

- Please find chapter IX. Other Required Articles > 1. Public Disclosure

(3) Disaffiliation of Affiliated Company

- Please find chapter IX. Other Required Articles > 1. Public Disclosure

Hanaro Telecom, Inc.

FOR IMMEDIATE RELEASE

Contacts: Hanaro Telecom, Inc.
Kyu June Hwang, Investor Relations
822-6266-2380
kyujune@hanaro.com
- or -
Taylor Rafferty, New York
Brian Rafferty
1-212-889-4350
Taylor Rafferty, London
Alex Jones
44-20-7936-0400
hanaro@taylor-rafferty.com

HANARO TELECOM ANNOUNCES SOLID 2002 SECOND QUARTER RESULTS; SUPPORTED BY CONTINUED SUBSCRIBER GROWTH

Seoul, South Korea - August 14, 2002 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the second quarter ended June 30, 2002. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

2Q02 Highlights

- EBITDA rose 16.7% in 2Q02 to KRW86.7 billion (US$72.1 million*) from KRW74.2 billion in 1Q02.
- Revenues improved 13.6% to KRW308.0 billion (US$256.1 million) in 2Q02 from KRW271.1 billion in 1Q02.
- Operating costs increased slightly by 8.9% to KRW316.4 billion (US$263.1 million) in 2Q02 from KRW290.4 billion in 1Q02.
- Total number of broadband subscribers increased 12.4% in 2Q02 to 2,727,197.

** Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW 1,202.5, which is the "Korea Exchange Bank closing standard rate" on June 29, 2002.*

- more -

Hanaro's Vice President, Mr. Matt Lee, commented, "Hanaro's results this quarter again demonstrate our steady advancement towards operational profitability, and attainment of robust EBITDA figures. Our ability to minimize costs without negatively affecting service quality has been made evident with consistent subscriber additions above target. Regulatory developments, such as the effects of local loop unbundling and reduced interconnection fees, are assisting our performance, together with company initiatives to increase market dominance, as seen through our competitive voice service pricing structure announced this quarter. By constantly achieving quarterly targets, Hanaro's management aims to illustrate our unwavering commitment to providing sustained value to our shareholders."



EBITDA
(Unit: KRW billion)
80
60
40
20
36
24
42
55
74
87
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02



Operating Loss to Revenue
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02
0%
-10%
-20%
-30%
-40%
22.5%
-27.1%
-18.4%
-14.0%
-7.1%
-2.7%

Operational Highlights and Review

Continued Subscriber Growth (See Table 1)

The total broadband subscriber base at the end of 2Q02 was 2,727,197, an increase of 12.4% from 2,425,363 at the end of 1Q02.

At 2Q02, the proportion of subscribers for products such as Pro (+ 8 Mbps), Mid (up to 3 Mbps) and Lite (up to 1 Mbps) was 21.1%, 2.4% and 76.5%, respectively.

Hanaro continued its record of consistently achieving high quarterly net additions, with 301,834 new broadband subscribers in 2Q02. Of the net addition, by broadband access service category, ADSL, cable modem, and LMDS each recorded 100,012, 198,162, and 3,263 subscribers respectively. The Company also had 397 new wireless LAN subscribers.

Hanaro is on target to achieve net additions of approximately 1 million subscribers in 2002.

subsequent accounting of retroactive payment back to January 2002. Through the lowered LM and LL interconnection fees, Hanaro expects to see a substantial cost reduction of approximately KRW 25.2 billion in total this year. These anticipated reductions include KRW 9.2 billion from LL, and KRW 16 billion from LM. Such reductions are expected to increase to approximately KRW 40.8 billion in 2003.

Local Loop Unbundling

The de facto use of the local loop will be realized in the second half of 2002. Local loop unbundling ("LLU") allows voice and data services providers to use KT's nationwide copper network, the local incumbent, for their service offerings. Having two kinds of unbundled local loop available, *full unbundling* and *line sharing*, the former allows service providers to lease one single line from KT for their voice and data services, while the latter only allows provision of data or ADSL services. In the year 2002 full bundling is priced at KRW 9,200 per subscriber whereas line sharing is KRW 6,100. The local loop will be unbundled from KT's regional offices and Hanaro's subsequent subscriber increase is expected to be apparent at the end of this year.

Capital Expenditure

Table 2: Capital Expenditures

(Unit: KRW billion)

	2000	2001	2002			
			1Q	2Q	1H	2002(E)
Backbone	551.8	200.2	36.0	13.6	49.6	149.7
Last-mile	1,029.3	348.9	64.2	58.9	123.1	205.3
FTTC/FTTO	743.2	229.3	49.2	38.7	87.9	139.5
HFC	246.0	115.4	13.9	20.0	33.9	56.1
LMDS	40.1	4.2	0.1	0.1	0.2	4.9
Wireless LAN			1.0	0.1	1.1	4.8
Internet Related	138.4	12.8	0.9	0.2	1.1	11.9
Others	55.4	40.9	5.2	5.2	10.4	86.2
Total	1,774.9	602.8	106.3	77.9	184.2	453.1

CAPEX for the second quarter maintained the downward trend. In particular, CAPEX for backbone decreased by 62.2% compared to the 1Q02, while the overall CAPEX for 2Q02 recorded a 26.7% decrease.

As previously announced, CAPEX for 2002 is expected to be significantly reduced to KRW 453.1 billion. Hanaro was able to reduce CAPEX considerably by maximizing the Company's existing fiber-optic backbone network while continuing our leading position in service quality.

Funding Activities

Details of funding activities during this quarter are as follows:

- Public offering of corporate bonds : KRW300.0 billion (Issue dates : 2/18,

		3/25, 5/2)
• Euro Bonds with Warrants	:	KRW132.1 billion (US$100 million issued on 2/26)
• Asset Backed Loans	:	KRW200.0 billion (4/25)
• Local Bank Borrowings	:	KRW25.0 billion (5/23)
• Information Promotion Fund	:	KRW37.2 billion (6/11)
• Vendor Financing	:	KRW9.1 billion (from KRW60 billion committed)
• 1st Round Exercise of Warrants	:	KRW76.6 billion (1H02)
• Total	:	KRW780.0 billion

__2002 Second Quarter vs. 2002 First Quarter Financial Results__

Revenues (See Table 3: Revenue Breakdown)

Revenues in 2Q02 totaled KRW308.0 billion, up 13.6% from KRW271.1 billion in 1Q02. During the first quarter, the Company earned 74.0% of its total revenue from broadband access service.

The following represents the breakdown of revenues by service category.

Table 3: Revenues breakdown

(Unit: KRW billion)

Major Service	Product	2Q02	(% of Revs)	1Q01	(% of Revs)	YTD	(% of Revs)
Broadband Access Service	ADSL, cable modem & LMDS	227.6	74.0%	199.5	73.6%	427.2	73.8%
Telephony Service[Note1]	Local call and Interconnection	49.2	16.0%	45.4	16.8%	94.6	16.3%
Leased Line Service	Leased line service and Internet Direct	13.5	4.3%	13.1	4.8%	26.6	4.6%
Internet related	IDC and contents	11.8	3.8%	7.9	2.9%	20.5	3.5%
Others	Bundled products such as PC	5.9	1.9%	5.2	1.9%	10.2	1.8%
Total		308.0	100.0%	271.1	100.0%	579.1	100.0%

Note 1: Telephony service = Telephony revenue + International Telephony + PABX + ISDN + Interconnection & others

In 2Q02, revenues from **Broadband Access Service** increased 14.1% to KRW227.6 billion, from KRW199.5 billion in 1Q02. This was mainly attributable to the increase of broadband subscribers in general and the increase in the percentage of subscribers for ADSL bundled with voice service.

Revenues from **Telephony Services**, accounting for 16.0% of the total revenues, increased by 8.4% to KRW49.2 billion in 2Q02, from KRW45.4 billion in 1Q02. The increase was primarily associated with the increase in the number of subscribers.

Revenues from **Leased Line Services** (including Internet dedicated lines), which comprised 4.3% of the total revenues, increased 3.1% to KRW13.5 billion.

Revenues **from Internet related businesses**, accounting for 3.8% of the total revenues, rose significantly by 50.4% to KRW11.8 billion from KRW7.9 billion from 1Q02. Of the KRW11.8 billion, KRW8.2 billion was generated from the Internet Data Center.

Revenues from **Others**, accounting for 1.9% of the total revenues, increased by 11.9% to KRW5.9 billion from KRW5.2 billion in 1Q02.

Operating Costs

Total operating costs were KRW316.4 billion, including depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses and interconnection fees, wages and salaries, and advertising.

Depreciation and amortization in 2Q02 increased to KRW95.0 billion, up 1.6%, compared to KRW93.6 billion in 1Q02.

Commissions in 2Q02 totaled KRW89.9 billion, up 19.0% from KRW75.5 billion in 1Q02. The main reason for this increase in commissions was due to a rise in the number of subscribers. Commissions include commissions for sales, installation, customer care such as troubleshooting, as well as commissions associated with subscriber retention.

Wages and Salaries amounted to KRW16.8 billion in 2Q02, down 10.6% from KRW18.8 billion in 2Q02. It is a relative decrease from the 1Q02 number, when a special bonus was paid.

Telecommunications equipment lease expense and interconnection fees consist of KRW40.0 billion of telecommunications equipment expenses and KRW21.1 billion of interconnection fees in 2Q02. Telecommunications equipment lease expenses amounted to KRW40.0 billion, up 13.6% from KRW35.2 billion in 1Q02.

Advertising expenses totaled KRW10.2 billion, up 38.9% from KRW7.3 billion in 1Q02, in line with the Company's ongoing promotional campaigns.

Inventories sales cost for PCs and LAN Cards amounted to KRW8.8 billion, up 14.3% from KRW7.7 billion in 1Q02.

Repairs and maintenance expense was KRW14.0 billion, up 16.0% from KRW12.1 billion in 1Q02. Repairs and maintenance expense include telecommunications facilities maintenance costs and costs for system upgrading/revamping. In 2Q02, the telecommunications facilities maintenance cost increased to KRW10.5 billion from KRW8.6 billion in 1Q02, and the costs for system upgrading/revamping stayed at the 1Q02 level, KRW3.5 billion.

Operating Profit (Loss)

Operating Loss for 2Q02 decreased significantly to KRW8.4 billion, down 56.6% from KRW19.3 billion in 1Q02. EBITDA in the 2Q02 increased to KRW86.7 billion from KRW74.2 billion in 1Q02, continuing the strong EBITDA positive trend set in 1Q01.

Non-Operating Income (Expenses)

In the non-operating sector, the Company recorded a net loss amounting to KRW24.9 billion, down 15.2% from KRW29.4 billion in 1Q02. Interest income amounted to KRW7.8 billion and interest expense was KRW43.2 billion.

Net Losses before Income Taxes

Net losses before income taxes were KRW33.3 billion in 2Q02, compared to KRW48.7 billion in 1Q02.

Basic Net Loss Per Share and Diluted Net Loss Per Share

Basic net loss per share was KRW119 in 2Q02, compared to KRW184 for 1Q02. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the second quarter.

The statements included above and elsewhere in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Hanaro Telecom cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the US Securities and Exchange Commission, including Hanaro Telecom's Annual Report on Form 20-F for the year ended December 31, 2000, for additional factors that should be considered before investing in Hanaro Telecom's securities.

Company Information

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

Corporate Headquarters
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

(Tables to follow)

Hanaro Telecom, Inc.

Hanaro Telecom, Inc

NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED)

As of June 30 2002 and June 30, 2001 and For the Three Months Ended March 31, 2002
(In Millions of KRW and In Thousands of USD)

	2Q 2002		1Q2002	Q on Q	2Q 2001
	USD	KRW	KRW	%	KRW
ASSETS					
Current Assets:					
Cash and cash equivalents	287,526	345,750	183,740	88.2%	325,903
Short-term financial instruments	121,164	145,700	184,800	(21.2%)	35,700
Other investments (Note 2)	51,003	61,331	56,703	8.2%	18,567
Trade accounts receivable,net of allowance for doubtful accounts of KRW 3,358 Mil.	147,036	176,815	161,365	10.0%	105,095
Short-term loans, net	4,585	5,513	10,684	(48.4%)	813
Other accounts receivables,net	1,894	2,278	7,635	(70.2%)	1,488
Accrued interest	4,177	5,023	3,493	43.8%	4,861
Advance payment	246	296	389	(23.9%)	15,368
Prepaid expenses	17,963	21,625	30,457	(29.0%)	34,094
Prepaid tax	1,381	1,661	677	145.3%	7,276
Others	11,863	14,265	13,228	7.8%	21,051
Total current assets	648,861	780,255	643,191	21.3%	570,214
Investment securities	79,980	96,176	101,205	(5.0%)	49,690
Restricted deposits	72	87	41,671	(99.8%)	2,017
Long-term loans,net	20,763	24,967	14,064	77.5%	22,329
Refundable deposits	50,819	61,110	63,109	(3.2%)	60,349
Long-term prepaid expenses	12,643	15,203	16,725	(9.1%)	19,150
Property, plant & equipment,net	2,248,000	2,703,220	2,709,187	(0.2%)	2,641,850
Intangible assets	32,589	39,188	40,073	(2.2%)	18,089
Others	-	-	-		863
Total Assets	3,093,726	3,720,206	3,629,225	2.5%	3,284,551
LIABILITIES & SHAREHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	244,190	293,639	345,653	(15.0%)	441,931
Short-term loans	20,790	25,000	55,000	(54.5%)	55,000
Current portion of long-term debt	534,719	643,000	423,276	51.9%	191,690
Accrued expenses	23,458	28,208	28,564	(1.2%)	21,334
Others	203,594	244,822	124,127	97.2%	10,969
Total current liabilities	1,026,752	1,234,669	976,620	26.4%	720,924
Debentures,net of discount of KRW 13,411 Mil.	518,872	623,944	807,215	(22.7%)	851,793
Long-term borrowings	312,291	375,530	313,439	19.8%	103,328
Accrued severance benefits,net	15,848	19,057	16,511	15.4%	12,841
Long-term obligations under capital leases	36,639	44,058	50,287	(12.4%)	28,426
Others	3,583	4,309	5,459	(21.1%)	21,302
Total Liabilities	1,913,985	2,301,567	2,169,531	6.1%	1,738,614
Shareholders' Equity					
Common Stock (Note 3)	1,161,425	1,396,613	1,396,613	0.0%	1,320,000
Capital in excess of par value	576,146	692,815	692,815	0.0%	693,205
Retained earnings-unappropriated	(555,607)	(668,118)	(634,811)	5.2%	-467,512
Compensation expense incurred in connection with stock options	-2,222	-2,672	5,077		244
Total shareholders' Equity	1,179,741	1,418,638	1,459,694	(2.8%)	1,545,937
Total Liabilities & Shareholders' Equity	3,093,726	3,720,205	3,629,225	2.5%	3,284,551

(Note 1) : US Dollar translation rate: KRW 1,202.5 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on June 29, 2002

(Note 2) : It refers to beneficial certificates.

(Note 3) : KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 279,322,680 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: August 19, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director